SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANS ENERGY, INC.

(Name of Subject Company)

TRANS ENERGY, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

893238 30 6

(CUSIP Number of Class of Securities)

John G. Corp

President

Trans Energy, Inc.

210 Second Street

St. Marys, West Virginia 26170

(304) 684-7053

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Bill Nelson, Esq.

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, Texas 77010

Ph: (713) 547-2083

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Trans Energy, Inc., a Nevada corporation (“Trans Energy” or the “Company”). The Company’s principal executive offices are located at 210 Second Street, St. Marys, West Virginia 26170. The Company’s telephone number at this address is (304) 684-7053.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). As of the close of business on November 1, 2016, there were 16,131,648 shares of Company Common Stock issued and outstanding (excluding 308,666 shares of restricted Company Common Stock (the “Company Restricted Stock”)).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Trans Energy, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by WV Merger Sub, Inc., a Nevada corporation (the “Purchaser”) and a wholly owned subsidiary of EQT Corporation, a Pennsylvania corporation (“EQT”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) dated October 27, 2016, to purchase all of the issued and outstanding shares of Company Common Stock, at a purchase price of $3.58 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 24, 2016, among EQT, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, on the date of, or as soon as reasonably practicable following, completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with Nevada Revised Statutes (“NRS”), Chapter 92A (“Nevada Merger Law”). Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of EQT. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by EQT, the Purchaser or any other subsidiary of EQT or held by holders of Company Common Stock who have complied with the applicable provisions of Sections 92A.300-500 of the Nevada Merger Law) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on November 28, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

Purchaser is a wholly owned subsidiary of EQT. As set forth in the Schedule TO, the principal business address of Purchaser and EQT is 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222. The business telephone number of each of Purchaser and EQT is (412) 553-5700.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) EQT, the Purchaser or any of their respective officers, directors or affiliates, on the other hand.

EQT has certain rights under the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer. If EQT exercises these rights, the Company will file with the Securities and Exchange Commission and furnish to its stockholders an Information Statement as required pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Such Information Statement would contain information relating to, among other items, the EQT designees to the Company Board. Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Reasons for Recommendation,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Reasons for Recommendation” below.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Cash Consideration Payable for Company Common Stock Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares of Company Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other holders of Company Common Stock. Additionally, pursuant to the terms of the Merger Agreement, any outstanding shares of Company Common Stock owned by the directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the same cash consideration on the same terms and conditions as the other holders of Company Common Stock. As of October 24, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 6,034,633 shares of Company Common Stock (which includes: (i) 35,087 shares held in the name of Argene Richards, wife of Mr. Richards, (ii) 33,543 shares held in the name of Carolyn S. Bagley, wife of Mr. Bagley, over which Mrs. Bagley retains voting power, and 803,372 shares in the name of a corporation in which Mr. Bagley is the President and stockholder, and (iii) 334,736 shares in the name of Janet L. Woodburn, wife of William F. Woodburn, over which shares Mrs. Woodburn retains voting power, and 454,230 in the name of two corporations in which William and Janet Woodburn are officers and stockholders).

The table below sets forth information regarding the amount of cash consideration each director and executive officer would receive pursuant to the Offer assuming (i) the shares of Company Common Stock beneficially owned by each of the Company’s directors and executive officers are tendered pursuant to the Offer and those shares are accepted for payment by the Purchaser, and (ii) in connection with the Merger, (A) outstanding stock options are cancelled in exchange for a payment equal to the difference between the Offer Price per share (“Merger Consideration”) and the exercise price of such options, (B) shares of Company Restricted Stock are cancelled in exchange for a payment equal to the Merger Consideration per share, and (C) shares of Company Common Stock issuable under certain change of control agreements are cancelled in exchange for a payment equal to the Merger Consideration per share.

Name	Position with the Company	Number of Shares Owned	Number of Stock Options Owned	Number of shares of Company Restricted Stock Owned	Number of Change of Control Shares	Consideration
John G. Corp	Director/President	483,163	550,000	0	85,000	$2,993,024
Loren E. Bagley(1)	Director	2,490,251	36,000	15,000	18,000	$9,075,719
William F. Woodburn(2)	Director	2,448,494	36,000	30,000	36,000	$9,047,979
Robert L. Richards(3)	Director	413,725	36,000	15,000	18,000	$1,645,356
Richard L. Starkey	Director	33,000	36,000	15,000	18,000	$282,360
Stephen P. Lucado	Director/Chairman of the Board /Treasurer	130,000	550,000	0	85,000	$1,728,700
Josh L. Sherman	Director	36,000	96,000	30,000	36,000	$488,040

(1)

Includes 33,543 shares held in the name of Carolyn S. Bagley, wife of Mr. Bagley, over which Mrs. Bagley retains voting power, and 803,372 shares in the name of a corporation in which Mr. Bagley is the President and stockholder.

(2)

Includes 334,736 shares in the name of Janet L. Woodburn, wife of Mr. Woodburn, over which shares Mrs. Woodburn retains voting power, and 454,230 in the name of two corporations in which William and Janet Woodburn are officers and stockholders.

(3)	Includes 35,087 shares held in the name of Argene Richards, wife of Mr. Richards.

Tender and Support Agreement

Each of the Company’s directors, certain of their affiliates, as well as Mark D. Woodburn and Clarence E. Smith have entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with EQT and the Purchaser. For more information see “Item 8. Additional Information—Tender and Support Agreement”.

Treatment of Company Restricted Stock

The Merger Agreement provides that each restricted share of Company Common Stock (“Company Restricted Stock”) that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall be cancelled and, in consideration of such cancellation, the holder of the Company Restricted Stock shall be entitled to receive from the Company as soon as practicable following the Effective Time, but no later than the date that is 30 days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the Merger Consideration.

The table below sets forth the unvested shares of Company Restricted Stock held by each of the Company’s named executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Effective Time, as well as the consideration to be received pursuant to the Merger by each holder in respect of theretofore unvested shares of Company Restricted Stock:

Name	No. of Shares of Company Restricted Stock	Consideration to be Received
John G. Corp	0	$0
Loren E. Bagley	15,000	$53,700
William F. Woodburn	30,000	$107,400
Robert L. Richards	15,000	$53,700
Richard L. Starkey	15,000	$53,700
Stephen P. Lucado	0	$0
Josh L. Sherman	30,000	$107,400

The acceleration of vesting and cancellation of Company Restricted Stock and the related cash payments to the holders of such Company Restricted Stock pursuant to the Merger Agreement are in addition to any benefits following any “change-in-control” or “change-of-control” event under any of the agreements or arrangements described below. For further information, see the information included under the heading “—Change of Control Agreements” below.

Treatment of Company Stock Options

The Merger Agreement provides that each option to purchase Company Common Stock (each, a “Company Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option within 30 days following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of shares subject to such Company Stock Option. If the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

The table below sets forth the Company Stock Options held by each of the Company’s named executive officers and directors that, in accordance with the provisions of the Merger Agreement, will be converted into the right to receive cash equal to such excess of the per-share Merger Consideration over such Company Stock Option’s exercise price per share, multiplied by the number of shares subject to the Company Stock Option:

Name	No. of Shares Company Stock Options	Consideration to be Received
John G. Corp(1)	550,000	$959,000
Loren E. Bagley(2)	36,000	$42,480
William F. Woodburn(3)	36,000	$46,080
Robert L. Richards(4)	36,000	$46,080
Richard L. Starkey(5)	36,000	$46,080
Stephen P. Lucado(6)	550,000	$959,000
Josh L. Sherman(7)	96,000	$122,880

(1)	150,000 shares exercisable at $0.60 per share and 400,000 shares exercisable at $2.30 per share.
(2)	18,000 shares exercisable at $2.30 per share. 18,000 shares exercisable at $2.50 per share.
(3)	36,000 shares exercisable at $2.30 per share.
(4)	36,000 shares exercisable at $2.30 per share.
(5)	36,000 shares exercisable at $2.30 per share.
(6)	150,000 shares exercisable at $0.60 per share and 400,000 shares exercisable at $2.30 per share.
(7)	96,000 shares exercisable at $2.30 per share.

The acceleration of vesting and cancellation of Company Stock Options and the related cash payments to the holders of such Company Stock Options pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below. For further information, see the information included under the heading “—Change of Control Agreements” below (and incorporated by reference into this Item 3).

Change of Control Arrangements

Messrs. Corp and Lucado were each, prior to the execution of their Change of Control Severance Agreements described below, party to an existing Change in Control Termination Agreement dated April 22, 2013 (the “Old Agreements”). The compensation to be paid to each of the officers under the new agreements upon a Severance Payment Event (as defined below) is approximately the same as the compensation payable under the Old Agreements upon a covered termination following a change of control (as defined in the Old Agreements). Their new agreements supersede and replace the Old Agreements in their entirety.

The Company is a party to Change of Control Agreements with each of its President and its Chairman and Treasurer. Each of these officers is entitled to severance benefits upon certain terminations of employment. See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to these arrangements.

Change of Control Agreement with the Company’s President

Mr. Corp is party to a Change of Control Severance Agreement dated as of July 8, 2016. “Change in Control” is defined as a change in control of the Company which results from the occurrence of any one or more of the following events:

•

The acquisition by any individual, entity or group of beneficial ownership of fifty percent or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”)

•

Individuals who, as of the effective date of the agreement, constitute the board of directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board;

•

The consummation of a merger involving the Company, unless immediately following such merger, (i) substantially all of the holders of the Outstanding Company Voting Securities immediately prior to Merger beneficially own, directly or indirectly, more than fifty percent of the common stock of the corporation resulting from such Merger (or its parent corporation) in substantially the same proportions as their ownership of Outstanding Company Voting Securities immediately prior to such Merger and (ii) at least a majority of the members of the board of directors of the corporation resulting from such Merger (or its parent corporation) were members of the Incumbent Board at the time of the execution of the initial agreement providing for such Merger;

•

The sale or other disposition of all or substantially all of the assets of the Company, unless immediately following such sale or other disposition, (i) substantially all of the holders of the Outstanding Company Voting Securities immediately prior to the consummation of such sale or other disposition beneficially own, directly or indirectly, more than fifty percent of the common stock of the corporation acquiring such assets in substantially the same proportions as their ownership of Outstanding Company Voting Securities immediately prior to the consummation of such sale or disposition, and (ii) at least a majority of the members of the board of directors of such corporation (or its parent corporation) were members of the Incumbent Board at the time of execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company; or

•	The adoption of any plan or proposal for the liquidation or dissolution of the Company.

The Change in Control Severance Agreement for Mr. Corp provides a severance payment consisting of the issuance of 85,000 shares of Company Common Stock and a cash payment equal to two times his annual salary upon the occurrence of a Severance Payment Event. “Severance Payment Event” means either: (a) the termination of Mr. Corp’s employment with the Company for any reason other than (i) voluntarily by Mr. Corp without good reason (as defined) or (ii) involuntarily by the Company for cause (as defined), provided that in any case such termination must occur within the time period beginning on the Change in Control date and ending on the last day of the twelfth month next following the month containing the Change in Control date (the “Protection Period”), or (b) the termination of Mr. Corp’s employment with the Company for any reason within the 30-day period next following the end of the Protection Period.

Change in Control Agreement with the Company’s Chairman and Treasurer

Mr. Lucado is also party to a Change of Control Severance Agreement dated as of July 8, 2016. The Change in Control Severance Agreement provides a severance payment consisting of the issuance of 85,000 shares of Company Common Stock and a cash payment equal to two times his annual salary upon the occurrence of a Severance Payment Event, upon the same terms as are described in Mr. Corp’s Change of Control Severance Agreement above.

The Merger Agreement provides that shares of Company Common Stock issuable upon a change of control agreement will be cancelled in exchange for a payment equal to the Merger Consideration per share subject to the executive’s execution of a waiver and release as required pursuant to the terms of the Change in Control Severance Agreement.

Arrangements with the Company’s Non-Employee Directors

Non-employee directors receive director’s fees at the rate of $7,500 per year, except that Mr. Woodburn receives director’s fees of $15,000 per year, Mr. Richards receives director’s fees of $17,700, and Mr. Sherman, Chairman of the Audit Committee, receives director’s fees of $15,000 per year. All members of the Company Board are reimbursed for actual expenses incurred in connection with attendance at meetings of the Company Board and of committees of the Company Board.

Employee Matters

EQT has agreed with the Company in the Merger Agreement to:

•

provide each employee of the Company or its subsidiaries who continues his or her employment after the Effective Time, for a period of one year following the Effective Time, compensation (including base salary or wages, as applicable, and incentive compensation opportunities, but excluding equity compensation and severance) and benefits that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits provided to similarly situated employees of the Company; and

•

for a period of one year following the Effective Time, pay severance benefits to any employee of the Company or its subsidiaries in accordance with the Company’s severance policies as they existed at the time of execution of the merger Agreement.

The Merger Agreement does not require the continued employment of any employee of the Company or its subsidiaries after the Effective Time. In addition, there is no provision in the Merger Agreement that will be deemed to or construed to (i) create a contract with any employee, (ii) require the continued employment of any particular employee for any period after the Effective Time, (iii) create a right in any employee to employment, (iv) limit the rights of the Purchaser, EQT, the surviving corporation or any of their affiliates or subsidiaries to terminate the employment of any employee during any period after the Effective Time, or (v) modify or amend any benefit plan of the Purchaser, EQT, the surviving corporation or any of their affiliates or subsidiaries or other agreement, plan, program or document.

Pursuant to the Tri-Party Agreement described below under “— Relationship with the Purchaser, its Executive Officers, Directors or Affiliates—Tri-Party Agreement,” after the Effective Time, Mark Woodburn and

Brett Greene will serve as independent contractors on a temporary basis to Republic Energy Ventures, LLC or any of its affiliates, which entities own interests in the same properties in West Virginia as the Company’s properties. See “Item 4. The Solicitation or Recommendation–Background of the Offer and the Merger; Reasons for Recommendation.”

Indemnification and Exculpation of Directors and Officers

As permitted by the provisions of the NRS, the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer, employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

The Company’s articles of incorporation eliminate personal liability of directors, officers and stockholders of the Company for damages for breach of their fiduciary duty, but do not eliminate the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of distributions to stockholders in violation of the applicable statutes of the NRS. This provision of the articles, however, has been superseded by the provisions of NRS Section 78.138(7), which provides that subject to certain limitations, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

The Company may agree to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses.

Pursuant to the Merger Agreement EQT and the Purchaser are obligated to indemnify, defend and hold harmless, to the fullest extent permitted under the NRS or other applicable Law, each Person who is now an officer or director of the Company (individually, an “Indemnified Party,” and collectively, the “Indemnified Parties”) against any and all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees and disbursements), obligations, fines, liabilities, judgments, and amounts that are paid in settlement with the approval of the indemnifying party, paid or incurred in connection with investigating, defending, serving as a witness with respect to or otherwise participating in any pending, threatened, asserted or completed claim, action, suit, or proceeding (each, a “Proceeding”) to the extent such Proceeding arises out of or pertains to (i) any action or omission or obligation or omission in such Indemnified Party’s capacity as a director or officer of the Company prior to the Effective Time or (ii) acts or omissions occurring in connection with this Agreement or any of the Transactions, whether asserted or claimed prior to, at or after, the Effective Time.

For a period of six (6) years after the Effective Time, the Purchaser is obligated to maintain in effect the current directors’ and officers’ liability insurance policies maintained by or for the Company for the benefit of those Persons who are covered by such policies as of the Effective Time with respect to claims arising in whole or in part from matters occurring or allegedly occurring at or prior to the Effective Time.

Relationship with the Purchaser, its Executive Officers, Directors or Affiliates.

Relationship with the Purchaser

As set forth in the Schedule TO, the Purchaser is a Nevada corporation and a wholly-owned subsidiary of EQT. As set forth in the Schedule TO, neither the Purchaser nor EQT had any ownership in the Company prior to the execution of the Merger Agreement.

Merger Agreement

On October 24, 2016, the Company, EQT and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights are contained in the Offer to Purchase, which is being filed as an exhibit to the Schedule TO and is incorporated herein by reference. That summary and description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Closing of the Merger is conditioned, among other things, on the consummation of the acquisition by EQT or an affiliate of EQT of certain properties from Republic Energy Ventures, LLC, Republic Partners VI, LP, Republic Partners VII, LLC, Republic Partners VIII, LLC and Republic Energy Operating, LLC (collectively “Republic”) pursuant to that certain Purchase and Sale Agreement dated as of October 24, 2016 (the “Republic Transaction”).

The Merger Agreement governs the contractual rights among the Company, EQT and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants made as of specific dates by the Company to EQT and the Purchaser and by EQT and the Purchaser to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. As such, the representations and warranties were made solely for purposes of the Merger Agreement, and are subject to qualifications and limitations agreed to by the parties, including limitations of time, knowledge and contractual standards of materiality, that reflect such limited purpose. The representations and warranties set forth in the Merger Agreement should not be understood to be statements of fact.

Confidentiality Agreement

EQT and the Company entered into a confidentiality letter agreement, dated as of December 1, 2015 (the “Confidentiality Agreement”), pursuant to which EQT agreed that, subject to certain limitations, certain information related to the Company or its affiliates furnished to EQT or its subsidiaries and its and their respective representatives (each, a “Receiving Party”), will be used by the Receiving Party solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving EQT and the Company, and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. EQT also agreed, among other things, to certain “standstill” provisions which prohibit EQT and its controlled affiliates from taking certain actions with respect to the Company for a period ending on the twelve-month anniversary of the date of the Confidentiality Agreement. In addition, EQT agreed, subject to certain exceptions, that certain information, including information that related to the Company and the existence of a possible transaction involving EQT and the Company, will be kept confidential.

This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tri-Party Agreement

In connection with the Merger, (i) the Company, American Shale Development, Inc. (“American Shale”), Prima Oil Company, Inc. (“Prima” and, collectively with the Company and American Shale, the “TE Group”); (ii) Republic Energy Ventures, LLC (“REV”), Republic Partners VI, LP (“RP6”), Republic Partners VII, LLC (“RP7”), Republic Partners VIII, LLC (“RP8”), and Republic Energy Operating, LLC (“REO” and, collectively with REV, RP6, RP7 and RP8, the “Republic Group”); and (iii) EQT, EQT Production Company (“EPC”), and the Purchaser (collectively with EQT and EPC, the “EQT Group”), entered into a Tri-Party Agreement (the “Tri-Party Agreement”). Members of the TE Group and the Republic Group have had numerous transactions among them over the last several years, including a Farm-Out and Area of Joint Development Agreement (as amended and restated to date, the “AJDA”) and a Joint Operating Agreement (as amended to date, the “JOA”). Pursuant to the AJDA and the JOA, members of the TE Group had certain rights of first refusal (“ROFR”) and tag-along rights (“Tag”) that would be triggered by the Republic Transaction. In addition, under the AJDA, (a) REV agreed to fund all costs associated with certain leasehold acquisitions made pursuant to the AJDA subsequent to April 1, 2014 (such leasehold acquisitions, the “Subject Properties”), and (b) in the event that REV sold its interest in any such Subject Properties, American Shale had the right to buy a 25% interest in any Subject Property at REV’s cost, plus interest accrued thereon at the rate of 12% per annum (the “Purchase Option”), simultaneously with the consummation of such sale by REV.

Pursuant to the Tri-Party Agreement, the parties agreed that at the closing of the Republic Transaction, in consideration of the payment of approximately $15 million to be made to the Company at such closing, the Republic Group would assign to EQT Production Company all the Subject Properties, including the Option Properties, and the TE Group will waive any and all rights in respect of the Purchase Option. The TE Group also agreed to waive any and all rights to operatorship of the properties subject to the AJDA or the JOA. In addition, the TE Group agreed to waive any and all rights to exercise the ROFR, the Tag or any other rights contained in the AJDA or the JOA in connection with the Republic Transaction, and each of the members of the TE Group and the Republic Group agreed to release each other from any and all past actions and omissions arising under the AJDA, the JOA or any other agreements among the parties that occurred prior to the closings contemplated by the Merger Agreement and the Republic Transaction. Lastly, the parties agreed that the Republic Group will offer certain employees of the TE Group the opportunity to become independent contractors of the Republic Group following the closing of the Merger.

This summary is qualified in its entirety by reference to the Tri-Party Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that after the closing of the Offer, EQT will have the right, if it chooses to do so, to designate the number of directors, rounded up to the next whole number, on the Company Board equal to the product of (i) the total number of directors on the Company Board and (ii) the percentage of the fully-diluted outstanding Company Common Stock owned by EQT and/or the Purchaser. The Company has agreed to use its reasonable best efforts to cause EQT’s designees to be elected or appointed to the Company Board. The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

On October 24, 2016, after careful consideration and a thorough review of the Offer with its outside legal counsel and financial advisor, the Company Board, at a meeting duly called and held, by unanimous vote of all directors:

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determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined in “Item 8. Additional Information—Top-Up Option”) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

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adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, in accordance with the requirements of the Nevada Merger Law; and

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resolved to recommend that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock to the Purchaser pursuant to the Offer; and approve the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMPANY COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF A VOTE TO APPROVE THE MERGER AGREEMENT IS REQUIRED BY THE NEVADA MERGER LAW, VOTE THEIR SHARES TO APPROVE THE MERGER AGREEMENT.

A copy of the press release communicating the Company Board’s recommendation is included herewith as Exhibit (a)(6).

Background of the Offer and the Merger; Reasons for Recommendation.

The Company is engaged in the exploration, development and production of natural gas and oil, having its properties and operations based in West Virginia.

The Company Board and management have regularly reviewed the long-term strategic plan of the Company with the goal of enhancing shareholder value. In furtherance of this objective, the Company Board reviews the Company’s financial performance and financial condition and the developments in the oil and gas markets in which the Company operates, and reviews and assesses strategic alternatives for the Company, including prospects for mergers and acquisitions, internal growth opportunities and purchases and sales of oil and gas properties.

The Company has traditionally satisfied its working capital needs from its operating revenues, borrowed funds and proceeds of acreage sales. Like many smaller exploration and production companies, it has regularly incurred annual operating losses and has had net working capital deficits as of the end of many of its operating periods. The Company’s auditors’ opinions have sometimes expressed doubts about the Company’s ability to continue as a going concern (including the Report of the Company’s Independent Public Accounting Firm dated July 8, 2016 regarding the Company’s consolidated financial statements as of, and for the year ended, December 31, 2015). Moreover, since 2011, the Company’s financial performance and its financial condition have been adversely affected by the volatility in market prices for oil and natural gas and the lack of capital resources available to the Company to develop its properties on advantageous terms.

Since 2010, the Company (and certain of its subsidiaries) and Republic have acquired interests and conducted joint operations in certain Marcellus shale properties in West Virginia.

Beginning in 2007, CIT Capital USA, Inc. (“CIT”) provided the Company with a credit financing facility for its borrowing needs. During 2010 and 2011, the Company sold certain of its Marcellus shale leasehold interests in West Virginia to Republic. In connection with the 2011 transaction, the Company was able to repay CIT $5.0 million in April 2011.

The outstanding indebtedness under the CIT facility was refinanced in 2012, when the Company’s wholly owned subsidiary American Shale entered into a $50.0 million term loan credit facility with certain lenders and Chambers Energy Management, LP, as administrative agent (the “Chambers Facility”). The Chambers Facility was amended in February 2013 to permit the Company to borrow up to an aggregate of $75.0 million. However, during August, September and October 2013, the Company was in payment default under the Chambers Facility and the accrued interest due during those months was added to the principal balance of the loan.

On May 21, 2014, the Chambers Facility debt was refinanced pursuant to a credit agreement (the “Credit Agreement”) among American Shale and several lenders (together, the “Lenders”) and Morgan Stanley Capital Group Inc. acting as administrative agent (“Morgan Stanley”). The Credit Agreement provided that the Lenders would loan American Shale up to $200.0 million, including an initial draw of $102.5 million (primarily used to repay the outstanding debt under the Chambers Facility), a contingent committed amount of $47.5 million and an uncommitted amount of $50 million. The Company and another wholly-owned subsidiary of the Company are guarantors of American Shale’s indebtedness under the Credit Agreement.

In connection with the Credit Agreement transactions, American Shale also entered into a Net Profits Interest Agreement (the “NPI Agreement”) with Morgan Stanley. The NPI Agreement provides that subsequent to the repayment of the loans, American Shale will be obligated to pay a net profits interest to Morgan Stanley (the “NPI”).

Beginning in November 2014, and continuing into 2015, prices for oil and natural gas declined steeply and remained at depressed levels. Based on the Company’s lack of capital resources, the prevailing commodity price levels and the expected future prices for oil and natural gas production, the Company ceased its drilling activities in order to conserve capital.

Since 2011, the Company has been actively seeking to sell some or all of its oil and natural gas assets. However, any proposed sales of the Company’s oil and gas assets are subject to the terms of the AJDA and the JOA with Republic (see “Item 3. Past Contacts, Transactions, Negotiations And Agreements—Relationship with the Purchaser, its Executive Officers, Directors or Affiliates—Merger Agreement” and “—Tri-Party Agreement”). Under the AJDA and the JOA, Republic and American Shale each have a right of first refusal to purchase any of the oil and gas leasehold interests to be sold or conveyed by the other party. As a result of the AJDA and the JOA and the companies’ joint operations on the properties covered by the AJDA and JOA, the Company and Republic have from time to time jointly marketed their assets for sale, assuming that the assets as a whole would be more valuable to a potential buyer than if they were marketed separately.

The Company and Republic retained Raymond James & Co. in the fall of 2014 to market the Company’s and Republic’s assets for sale. Raymond James conducted a broad market outreach; ultimately, this process culminated in the execution on April 3, 2015 of a purchase and sale agreement with TH Acquisition, LLC for the sale of the Company’s and Republic’s Wetzel County acreage (the “Wetzel County PSA”). However, the agreement was terminated and the potential buyer released the parties in December 2015 without purchasing any assets.

On April 17, 2015, the Company Board authorized the hiring of Gordian Group, LLC (“Gordian”) to explore strategic alternatives, including restructuring the debt outstanding under the Credit Agreement.

On April 27, 2015, American Shale entered into a consent and agreement (the “Consent and Agreement”) that amended the Credit Agreement and the NPI agreement. The Consent and Agreement reduced the contingent borrowing availability under the Credit Agreement. Morgan Stanley as administrative agent also consented to the monetization of a portion of American Shale’s natural gas hedges and the disposition of a portion of American Shale’s working and net revenue interests in wells in Marion County, West Virginia. American Shale used the proceeds from the hedge monetization and sale of the working interests to pay all amounts due to Republic under a March 2015 joint interest billing statement under the AJDA, in the amount of approximately $13.8 million.

On July 31, 2015, American Shale entered into an amendment and waiver (the “First Amendment and Waiver”) that amended the Credit Agreement and the NPI agreement. Under the terms of the First Amendment and Waiver, the parties agreed to:

•	Increase the applicable margin to 12% in the event that interest is paid in cash, and 14% if paid in kind (which represented a change from the 9% applicable margin then currently payable in cash);

•	Change the maturity date to December 31, 2016;

•	Require American Shale to limit its capital expenditures and other monthly expenditures;

•	Require American Shale to close the sale of assets pursuant to the Wetzel County PSA and pay down at least $30 million of debt by September 30, 2015;

•	Begin a process to refinance the Credit Agreement, or otherwise effect its payment in full through a sale of assets, during the first quarter of 2016; and

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Pay total fees to the administrative agent of $4 million, of which $1 million was added to the loan balance upon execution of the First Amendment and Waiver; the remainder was to be added to the loan balance upon the closing of transactions contemplated by the Wetzel County PSA.

On September 3, 2015, American Shale entered into a Deposit Account Control Agreement with Morgan Stanley as administrative agent and a commercial bank, which created a lock-box arrangement for the settlements related to the Company’s derivative positions and hedge financial instruments, as well as the net proceeds, if any, from the sale of the Company’s interest in oil, natural gas or natural gas liquids.

On January 12, 2016, Company management, members of the Company Board and representatives of Gordian held a meeting with Morgan Stanley with the goal of reaching an agreement with Morgan Stanley that would avoid the acceleration of the Company’s debt and provide room to explore strategic alternatives, including capital markets alternatives, asset sales and sales of the Company. At that meeting, Morgan Stanley made a restructuring proposal to the Company.

On January 16, 2016, the Company Board held a meeting to review Morgan Stanley’s proposal. As part of that review and deliberation, the Company Board established a “working group” comprised of Steve Lucado, John Corp, Josh Sherman, Mark Woodburn, and representatives of Gordian to lead negotiations with Morgan Stanley.

On January 27, 2016, the Company and Gordian began negotiations to increase the compensation payable to Gordian under its engagement letter. An amendment to this letter was executed on February 5, 2016.

On May 20, 2016, the Company notified Morgan Stanley that it had determined that it was in default under numerous provisions under the Credit Agreement relating to the following:

•	American Shale’s failure to maintain the required asset coverage ratio;

•	American Shale’s failure to timely provide required reports;

•	American Shale’s failure to timely effect the proposed disposition under the Wetzel County PSA;

•	American Shale’s failure to timely engage a financial advisor acceptable to Morgan Stanley as administrative agent and commence the related refinancing activities;

•	American Shale’s failure to timely provide annual financial statements;

•	American Shale’s failure to timely provide a required reserve report; and

•	American Shale’s failure to timely provide a required quarterly report on hedging.

From January through August of 2016, the Company and Morgan Stanley exchanged more than 15 proposals regarding the restructuring of the outstanding indebtedness under the Credit Agreement, which culminated in the execution of a Forbearance Agreement on August 17, 2016 (the “Forbearance Agreement”). Under the Forbearance Agreement:

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Morgan Stanley agreed to refrain from taking any enforcement action with respect to certain outstanding defaults under the Credit Agreement, so long as (i) no further defaults occurred and (ii) the Company can achieve certain milestones with respect to a process to sell certain assets of the Company;

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Morgan Stanley agreed to a sharing of the proceeds that might result from any such sale, such that the Company would be allocated 21.25% of any proceeds above $80 million plus interest until Morgan Stanley had recovered the balance of the amount owed to it ($57.2 million plus interest), and 85% of all proceeds thereafter;

•	Morgan Stanley agreed to re-convey the NPI to the Company with respect to any assets sold in accordance with the terms of the Forbearance Agreement; and

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The Company was granted an option to extinguish all obligations owed to Morgan Stanley and the Lenders, including under the NPI, for $142.4 million, plus fees, in the event that certain specific milestone dates regarding sales of Company assets were achieved (the “Call Option”); these milestones included reaching a definitive agreement with a buyer by November 15, 2016, and closing the transaction by December 31, 2016 (which date could be extended for up to 30 days to comply with regulatory requirements).

Due to the Company’s continuing capital constraints and its inability to borrow sufficient funds or otherwise fund its operations, the Company has not participated in the drilling of a well since December 2014, and has not had the funds available to complete the last five wells that it has drilled. In addition, the Company expects that later in 2016, it will begin accruing penalties under its gas transportation agreements due to its failure to produce enough gas to meet its gas delivery obligations, as a result of its inability to complete the wells it had previously drilled. Also, the Company has not made cash interest payments under the Credit Agreement since June 2015, and the balance currently accrues interest at the rate of 17% per annum.

The Call Option under the Forbearance Agreement creates an incentive to close a sale of the Company prior to December 31, 2016 since that option provides for a lower payoff amount in order to extinguish its outstanding obligations under the Credit Agreement, thereby potentially leaving more proceeds for the Company’s stockholders.

The Company has been under pressure from the Lenders to repay the indebtedness outstanding under the Credit Agreement since oil and natural gas prices began declining during the last quarter of 2014. From the date of its engagement until the execution of the letter of intent with EQT, Gordian sought potential purchasers for a sale transaction related to the Company and its assets, and the Company has entered into numerous confidentiality agreements with potential purchasers in order to grant those parties access to the Company’s confidential information, upon which an offer could be based. Among the parties executing confidentiality agreements was EQT, who owns and operates numerous properties in the same vicinities in which the Company’s and Republic’s properties are located.

On November 19, 2015, members of the Company’s management spoke with representatives of EQT regarding EQT’s potential interest in a transaction involving the Company.

On December 1, 2015, EQT, through its wholly owned subsidiary EPC, and the Company entered into the Confidentiality Agreement in connection with EQT’s request to explore the possibility of a negotiated transaction between the parties with respect to the Company’s Marion County assets. Representatives of EQT were thereafter granted access to a virtual data room containing non-public information regarding the Company’s business and operations and EQT commenced its due diligence review of the Company’s assets, properties, records and documentation.

On December 3, 2015, representatives of the Company and EQT met at EQT’s headquarters to discuss EQT’s potential strategic interest in the Company, including potential transaction structures, as well as certain due diligence matters. The Company at that time was seeking to sell either its Marion County assets or all of the outstanding equity of the Company. Representatives of EQT participated in a number of due diligence meetings with representatives of the Company’s management following such date.

On January 28, 2016, John Corp, President of the Company, Jerry Baldridge, Founder of Republic, John Swanson, Chief Executive Officer of Republic, Steve Lucado, Treasurer and Chairman of the Company, and Mark Woodburn, Land Director/Contractor of the Company, met with representatives of EQT at the offices of EQT to discuss a potential transaction involving both the Company and Republic, and the goals and objectives of each party. The Company and Republic were interested in selling all of the assets in which both the Company and Republic held an interest (collectively, the “Assets”); however, at that time, EQT was interested primarily in that portion of the Assets located in Wetzel and Marion Counties.

From February 2016 through May 2016, representatives of the Company and Republic furnished to representatives of EQT a substantial amount of information related to the Assets for purposes of economic and strategic assessment by EQT. The representatives of the parties communicated regularly during this time in order to progress this economic assessment.

On May 17, 2016, Mr. Swanson and Mr. Corp met with representatives of EQT to discuss the potential transaction, specifically where EQT stood on its assessment of the Assets and how EQT planned to proceed. Many topics related to the potential transaction were discussed but no formal proposal was made or commercial terms discussed at this time. Representatives of EQT communicated that they intended to submit a non-binding offer in the coming weeks.

On May 20, 2016, EQT engaged Baker Botts L.L.P. (“Baker Botts”) as its legal advisor in connection with the transaction.

On May 27, 2016, Mr. Swanson and Mr. Corp met with representatives of EQT to discuss any updates on timing of a potential written offer.

On June 1, 2016, Mr. Swanson and Mr. Corp contacted representatives of EQT to state that they had several conversations with their respective boards of directors and investors subsequent to the May 17 and May 27, 2016 meetings and requested a written offer by EQT that would contain specifics related to value allocation among the parties and a breakout value between producing and non-producing Assets.

On June 20, 2016, Andrew Breese, Director – Business Development of EPC, sent a written Indication of Interest to Mr. Corp offering $128.9 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects.

On June 21, 2016, Steven Prelipp, Senior Vice President of Business Development and Land at EPC, Mr. Breese, Mr. Corp and Mr. Swanson met to discuss the Indication of Interest and other issues related to the transaction. Over the course of the day, the Company provided additional information regarding the Assets of the Company. Representatives of EQT agreed to review the additional information and provide an updated offer.

On June 22, 2016, Mr. Breese sent a revised written Indication of Interest to Mr. Corp offering $140.5 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects.

On July 1, 2016, Mr. Swanson and Mr. Corp acknowledged receipt of the revised Indication of Interest to Mr. Breese. Mr. Corp provided a counter offer of $189.1 million for the Assets of the Company based on their review of other offers they had received and recently announced comparable transactions.

On July 14, 2016, Mr. Prelipp sent a revised written Indication of Interest to Mr. Corp offering $151.4 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects.

On July 20, 2016, Mr. Corp made a counter offer of $168 million for the Assets of the Company, exclusive of liability and subject to customary adjustments for title defects.

On August 2, 2016, Mr. Prelipp sent a revised written Indication of Interest to Mr. Corp offering $160 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects. On that same day the Company received an offer from another bidder (“Company A”) of $130 million and on the next day the Company received an offer from a third bidder (“Company B”) of $141.5 million.

On August 4, Company A amended its offer to increase the price to $158.4 million.

On August 10, 2016, Mr. Swanson informed Mr. Prelipp that the Company and Republic had received several offers of essentially equal value for the Assets and that the two sellers would provide each potential buyer with the opportunity to make one final offer, due on August 17, 2016. Upon receipt of such offers, both the Company and Republic expected to select one offer to recommend to their respective boards of directors and investors with which to move forward and execute a definitive agreement.

On August 16, Company A submitted a revised offer for $168.9 million. On August 18, 2016, Mr. Breese sent a revised written Indication of Interest to Mr. Corp offering $171 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects. On that same date, Company B submitted a revised offer of $152 million.

On August 19, 2016, Mr. Breese, Mr. Prelipp, Mr. Corp and Mr. Swanson discussed the revised Indication of Interest. Both Mr. Corp and Mr. Swanson indicated that they had discussed the offers with their respective boards of directors and investors and that, subject to satisfactory valuation of litigation regarding the Robinson lease, they would proceed with negotiating definitive agreements. The parties disagreed as to how that would be treated in a definitive agreement. The parties agreed to delay further discussion until this issue was resolved. EQT committed to providing a response on August 22, 2016. As a follow up to the conversation that took place earlier in the day, Mr. Swanson requested confirmation on other outstanding issues associated with the potential transaction.

On August 23, 2016, the Company Board met to review the offers submitted by EQT, Company A and Company B. The Company Board agreed that management should proceed with negotiations with EQT.

On August 24, 2016, Mr. Breese responded to the question related to the Robinson lease litigation stemming from the discussion on August 18, 2016. EQT indicated that the litigation regarding the Robinson lease was assigned full value in the revised Indication of Interest sent on August 18, 2016, and, if the parties wanted to carve the Robinson lease out of any title defect process, EQT would request a $3 million reduction in the offer price, bringing the revised offer price down to $168 million, exclusive of liability and subject to customary adjustments for title defects.

On August 26, 2016, Mr. Swanson communicated to Mr. Prelipp that, based on EQT’s response to the litigation regarding the Robinson lease, the Company and Republic intended to negotiate with another bidder. Mr. Prelipp and Mr. Corp met later that day and Mr. Prelipp verbally proposed an offer of $173 million for consideration. Mr. Corp indicated that he would discuss the offer with the Company Board and Republic. Mr. Prelipp and Mr. Swanson also met and Mr. Swanson agreed to discuss the verbal offer from Mr. Prelipp to the Company with Mr. Corp.

On August 29, 2016, Mr. Prelipp left messages with both Mr. Corp and Mr. Swanson inquiring about the status of their response to the conversations that took place on August 26, 2016.

On August 30, 2016, Mr. Prelipp sent a revised written Indication of Interest to Mr. Corp offering $178 million for all of the Assets owned or controlled by the Company, exclusive of liability and subject to customary adjustments for title defects. Mr. Corp acknowledged receipt of the Indication of Interest and requested clarifications to assist the Company in its review of the proposal. Representatives of the Company and EQT corresponded numerous times clarifying open issues throughout the day.

On August 30, 2016, Company A submitted an offer of 170.5 million, later raised to $175 million.

On August 31, 2016, Mr. Corp contacted Mr. Prelipp and stated that, after reviewing the revised offer in detail, they felt that in order to assist the Company and Republic in deciding amongst the competing offers, they needed additional clarification related to several matters, including (i) acceptance of leases regardless of pooling provisions, (ii) confirmation by EQT that the Company would be acquired through an equity transaction, as opposed to EQT acquiring only assets of the Company and (iii) that EQT would be assuming the Abcouwer lawsuit and the EPA settlement and consent decree without an adjustment to the consideration being offered. Mr. Prelipp responded with several follow-up questions. Mr. Prelipp contacted Mr. Corp requesting a final version of the Letter of Intent to aid in EQT’s assessment of all relevant deal terms.

On September 1, 2016, Mr. Steven T. Schlotterbeck, President of EPC, met telephonically with Mr. Swanson, who indicated that Republic and the Company had received a better offer from another party and that they intended to negotiate definitive agreements with the other party. Mr. Schlotterbeck requested that the Company and Republic send to EQT a partially executed Letter of Intent drafted by the Company with the desired price, at which time EQT would consider fully executing. Mr. Swanson asked if EQT could send a final marked Letter of Intent.

On September 2, 2016, Company A submitted a revised offer of $186 million.

On September 2, 2016, Mr. Schlotterbeck, Mr. Corp and Mr. Swanson met telephonically to discuss that the final Letter of Intent reflected a merger structure and the parties agreed the valuation of the transaction would need to be adjusted to account for liabilities. The Company requested EQT’s final offer by 2:00 p.m., New York City time, on September 2, 2016. Both the Company and Republic communicated that they expected accept the best offer and send the winning bidder a signed Letter of Intent by 5:00 p.m., New York City time. Mr. Breese sent a written Letter of Intent to Mr. Corp offering $203 million for all of the Assets owned or controlled by the Company, with the per share consideration in connection with an equity transaction to be determined after completing the evaluation of the Company’s liabilities and title defects. Mr. Woodburn notified EQT that EQT had been selected as the winning bidder, and the parties executed a Letter of Intent at such time. The executed Letter of Intent contained an exclusivity provision by which the Company agreed not to solicit or discuss alternative transactions through September 30, 2016.

On September 6, 2016, the Company engaged Ballard Spahr LLP (“Ballard Spahr”) as its special Nevada counsel for this transaction.

On September 7, 2016, the Company, EQT, Haynes and Boone, legal counsel to the Company, and Baker Botts convened a meeting to discuss due diligence coordination and the structure of the transaction. Trans Energy preferred to structure the acquisition as a tender offer to be followed by a short-form merger not requiring any stockholder vote (the “Tender Offer Option”). In order to ensure that EQT would acquire the necessary 90% ownership of the Company in the tender offer, the Company would grant the purchaser an option to acquire shares from the Company simultaneously upon the closing of the successful closing of the tender offer, in an amount sufficient to reach that threshold. The parties agreed to regroup to reconsider the structure issues.

On September 9, 2016, Baker Botts and Haynes and Boone discussed structuring matters with respect to the Merger. Baker Botts reported that EQT would require at least 60 additional days to complete its due diligence. Baker Botts proposed that the parties execute a merger agreement that contemplated a one-step merger, rather than a tender offer and short-form merger, with the per share merger consideration subject to adjustment after signing to reflect title defects identified thereafter. Haynes and Boone stressed the importance to the Company that the merger close in a timely fashion and provide offer price certainty to Trans Energy stockholders, and that the Company believed that the Tender Offer Option presented many fewer obstacles to a timely closing.

On September 10, 2016, EQT engaged Brownstein Hyatt Farber Schreck, LLP (“BHFS”) as its local Nevada corporate counsel in connection with the transaction.

During the week of September 12, 2016, representatives of EQT, the Company and Republic discussed matters relating to the AJDA between the Company and Republic with respect to shared acreage owned by the Company and Republic. The parties discussed proposed terms of an agreement among EQT, the Company and Republic (the “Tri-Party Agreement”), which would include provisions with respect to matters that are applicable to both the Merger and the Republic Transaction. Because of the overlapping nature of the transactions, the parties discussed the benefits of executing definitive agreements with respect to the Offer and the Republic Transaction at the same time the Merger Agreement is signed.

During this period, Messrs. Lucado and Corp regularly kept the other members of the Company Board advised of the progress regarding the parties’ negotiations.

On September 15, 2016, Baker Botts delivered an outline to Haynes and Boone proposing to extend the Company’s exclusivity obligation until November 15, 2016, with the exclusivity agreement to contain a number of binding obligations on the Company in light of the Company’s financial condition. The binding provisions requested were that the Company agree: (a) to waive any right of first refusal, preemptive or similar right under the AJDA with respect to the consummation of the Republic Transaction, (b) to waive any right under AJDA to claim operatorship rights from Republic in connection with it entering into a transaction with EQT, (c) to pay a termination fee to EQT if EQT’s final price proposal met certain conditions but was rejected by the Company, and (d) to advance and reimburse EQT for its reasonable expenses. On September 15, 2016, Steven Prelipp informed the Company, as required pursuant to Section 7(d) of the Letter of Intent between EQT and the Company, that EQT intended to continue negotiations and its pursuit of the transaction at the same purchase price (subject to title and other customary adjustments contained in asset purchase agreements which could reduce the purchase price by up to 20%) and substantially on the same terms and conditions as contemplated therein.

On September 18, 2016, Haynes and Boone and Baker Botts discussed the proposed exclusivity extension and other items included therein. Haynes and Boone informed Baker Botts that it was preparing the initial draft of the Merger Agreement implementing the Tender Offer Option, and that the Company and Republic were still evaluating purchase price adjustment issues.

On September 22, 2016, Haynes and Boone sent an initial draft of the Merger Agreement to Baker Botts. From September 22, 2016 through September 29, 2016, EQT and Baker Botts considered the various issues in the initial draft of the Merger Agreement. On September 29, 2016, Baker Botts sent comments to the initial draft of the Merger Agreement to Haynes and Boone.

On September 27, 2016, Haynes and Boone sent a draft of the Tri-Party Agreement to Baker Botts. The draft Tri-Party Agreement contained certain agreements among EQT, the Company and Republic related to the concurrent transactions, including, among other things, the settlement of all payment obligations and other disputes as between the Company and Republic, the release of claims arising between the two parties related to the AJDA, and certain employment matters.

On September 28, 2016, Baker Botts delivered to Haynes and Boone and Republic’s counsel proposed amendments to the letters of intent between EQT and each of the Company and Republic that would extend the exclusivity thereunder to October 31, 2016.

On September 29, 2016, Haynes and Boone delivered to Baker Botts and Republic’s counsel a revised draft of the proposed amendments to the letters of intent between EQT and each of the Company and Republic that would extend exclusivity to October 14, 2016, with an automatic extension to October 31, 2016, if the Company did not terminate its letter of intent with EQT on October 14, 2016. John Corp and Steven Prelipp had a number of meetings to discuss each party’s views regarding the exclusivity extension and its duration.

On September 30, 2016, Mr. Corp discussed with Mr. Prelipp an automatic extension of exclusivity beyond October 14, 2016 if EQT delivered the results of its title due diligence on that date with respect to a certain percentage of the Company’s properties. Mr. Prelipp informed Mr. Corp that EQT would deliver a revised extension of the letter of intent on Monday, October 3, 2016.

On October 3, 2016, Baker Botts delivered to Haynes and Boone a revised extension letter providing for exclusivity until October 14, 2016, with an automatic extension to October 31, 2016 if by October 14, 2016 EQT delivered the results of its title due diligence on 55% of the Company’s properties weighted by value. Later that day, Haynes and Boone delivered a revised draft of that LOI extension modifying the scope of the properties that would need to be reviewed by October 14, 2016 and containing a commitment from EQT to finalize all title and environmental due diligence by October 26, 2016.

Mr. Prelipp responded to Mr. Corp that the timing of the end of due diligence did not work and that delays in Republic and the Company negotiating points with respect to the Tri-Party Agreement risked delaying the Republic Transaction. Mr. Prelipp and Mr. Corp had a subsequent meeting and agreed that a meeting with the Company, EQT and their respective advisors would be beneficial.

On October 4, 2016, EQT, the Company, Baker Botts, Haynes Boone and Gordian, financial advisor to the Company, participated in a conference call to discuss the proposed terms of the transaction. The Company insisted that Company stockholders not bear a risk that the purchase price could decrease as a result of title diligence carried out after execution of a definitive agreement. EQT proposed alternative concepts to allow it to continue to carry out diligence following signing, including proposing to agree a minimum per share price subject to upward adjustment upon satisfactory completion of title diligence. The Company, however, continued to seek price certainty for stockholders at the time.

Later on that day, Mr. Prelipp contacted Mr. Corp to discuss a per share purchase price that would allow the Company to proceed with finalizing the Merger Agreement and related agreements while improving deal certainty for both parties. Mr. Corp agreed to work on a number, but that it would take a couple of days to come to an understanding with Republic regarding items in the Tri-Party Agreement in order to have the best information for the parties to discuss.

Later on that evening, Mr. Prelipp suggested to Mr. Corp that the parties agree to a 10-day extension of the exclusivity and on October 5, the parties agreed to an exclusivity extension until October 15, 2016.

From October 4 through October 19, 2016, Mr. Corp and Mr. Swanson met on numerous occasions in order to negotiate the terms of the Tri-Party Agreement.

On October 6, 2016, Haynes and Boone sent a revised draft of the Merger Agreement to Baker Botts. From October 6, 2016 to October 12, 2016, EQT and Baker Botts considered the various issues in the initial draft of the Merger Agreement. On October 12, 2016, Baker Botts sent comments to the revised draft to Haynes and Boone.

On October 10, 2016, Baker Botts and Haynes and Boone convened a meeting to discuss the specific terms of the “fiduciary out” provision included in the Company’s latest draft of the Merger Agreement. After discussions with BHFS regarding certain Nevada corporate law matters, Baker Botts conveyed EQT’s objections with respect to certain terms contained in the latest draft of this provision, in particular those with respect to a Superior Proposal (as defined in the Merger Agreement).

On October 12, 2016, Baker Botts delivered to Haynes and Boone a revised draft of the Merger Agreement. In this draft Merger Agreement, EQT conditioned its acceptance of the proposed terms of the fiduciary out on, among other things: (A) the Tri-Party Agreement containing: (i) a waiver of the Company’s right of first refusal on Republic’s assets under the AJDA; (ii) re-affirmation that the Company has forfeited its right to re-assume the operatorship under the AJDA; and (iii) the Company’s waiver of the 25% repurchase right of certain assets from Republic; (B) receipt of Tender and Support Agreements from holders representing greater than 50% of the outstanding stock on the terms proposed by EQT without withdrawal rights; and (C) acceptance of the notice and matching rights and other terms relating to this provision as proposed in the draft Merger Agreement. As part of a drafting call held on October 13, 2016, Haynes and Boone reiterated the Company’s position that a meaningful fiduciary out would be required in the Merger Agreement.

On October 14, 2016, Haynes and Boone and Baker Botts discussed the fiduciary out positions of the parties as well as the mechanics proposed by Baker Botts in the Tri-Party Agreement. Neither the Company nor EQT had made a substantive change in their fiduciary out positions.

On October 14, 2016, representatives of EQT, the Company, Gordian, Baker Botts and Haynes and Boone met telephonically to discuss the Merger Agreement and the extension of the exclusivity contained in the amendment to the Letter of Intent. Baker Botts circulated a revised draft of the amendment to the Letter of Intent, which shortened the extension to October 24, 2016 from the October 31, 2016 date proposed in the draft distributed the prior day. Beginning at this time, Mr. Corp and Mr. Prelipp began exchanging models detailing how EQT’s assumptions of certain liabilities would translate into a price per share of the Company’s stock.

On October 17, 2016, Haynes and Boone circulated to Baker Botts an initial draft of the Company’s disclosure schedules to the Merger Agreement.

On October 18, 2016, Mr. Prelipp delivered to Mr. Corp a model to facilitate the Company’s evaluation of the per share price to be offered by EQT.

October 19, 2016, Haynes and Boone circulated to Baker Botts revised drafts of the Merger Agreement, form of tender and support agreement and Tri-Party Agreement.

On October 20, 2016, representatives of EQT, the Company, Gordian, Baker Botts and Haynes and Boone met telephonically on multiple occasions to discuss the Merger Agreement, disclosure schedules and matters related thereto. Baker Botts distributed to Haynes and Boone revised drafts of the Merger Agreement, disclosure schedules and form of tender and support agreement in which the fiduciary out protections sought by the Company were preserved in both the Merger Agreement and the tender and support agreement. Late on October 20, 2016, Mr. Prelipp informed Mr. Corp that EQT was seeking to finalize and sign the Merger Agreement by no later than October 24, 2016.

On October 21, at 11:00 a.m. Eastern Time, the Company’s compensation committee and Haynes and Boone met to discuss and approve the severance payments set forth in the Merger Agreement for those employees who had not previously entered into Change of Control Severance Agreements. Immediately following that call, the remaining members of the Company Board and representatives of Gordian joined the meeting to receive an update on the status of negotiations with EQT. Mr. Corp was instructed to push one more time for an increase in the offer price.

On October 21, 2016, representatives of EQT, the Company, Gordian, Baker Botts and Haynes and Boone met on multiple occasions to discuss the Merger Agreement, the Tri-Party Agreement and matters related thereto. Following such discussions, Messrs. Prelipp and Corp communicated regarding the determination of the per share offer price to the Company’s stockholders in light of the results to date of EQT’s due diligence with respect to the Company, and agreed that, subject to satisfactory completion of due diligence and final negotiation of definitive agreements with both the Company and Republic, the per share offer price to be paid by EQT would be $3.58, giving the Company an implied enterprise value of approximately $208 million. Baker Botts circulated to Haynes and Boone revised versions of the Merger Agreement and Tri-Party Agreement.

On October 22, 2016, Haynes and Boone circulated revised disclosure schedules to the Merger Agreement and furnished additional information to EQT on behalf of the Company. Representatives of the Company, EQT, Haynes and Boone and Baker Botts met telephonically to discuss the disclosure schedules and related materials.

On October 24, 2016, the Company Board held a meeting, joined by representatives of Haynes and Boone, Gordian and Ballard Spahr. Representatives of Gordian reviewed Gordian’s financial analyses of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in Gordian’s written opinion, the $3.58 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders.

Representatives of Ballard Spahr presented a review of the Company Board’s fiduciary duties with respect to the proposed transaction. Haynes and Boone provided a summary of the key provisions of the Merger Agreement, the Tri-Party Agreement, a joint defense agreement between EQT and the Company regarding certain outstanding Company litigation, the Tender and Support Agreement and the related documents to be executed in connection with the Merger Agreement. The Company Board then discussed the proposed transaction as well as the fact that the Company had been exploring strategic alternatives for over two years, during which process representatives of Gordian had reached out to numerous potential buyers, a number of which conducted extensive due diligence on the Company. The Company Board also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below.

After further deliberations, the Company Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and its stockholders, and the Company Board adopted and approved the Merger Agreement, the Offer, the Top-Up Option and the Merger. The Company Board recommended that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock, and, if required by applicable law, approve the Merger Agreement at a meeting of stockholders.

On October 24, 2016, EQT was informed that the Company Board unanimously (i) determined that the Transactions were advisable, and in the best interests of, the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Company Common Stock and, if required by applicable law, approve the Merger Agreement and the Transactions.

On October 24, 2016, EQT informed the Company that the terms of the Republic Transaction were being finalized and that EQT and Republic expected to be in a position to execute definitive agreements on October 24, 2016.

On October 24, 2016, the parties thereto executed and delivered the Merger Agreement, the Tender and Support Agreements, the Tri-Party Agreement and certain other documents referred to in the Merger Agreement. Contemporaneously therewith, EQT entered into a definitive agreement with respect to the Republic Transaction. On October 25, 2016, EQT and the Company issued separate press releases announcing the entry into the Merger Agreement and certain other matters.

The Offer was commenced by the Purchaser on October 27, 2016 and this Statement was filed on November 2, 2016.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the Company and the Company’s independent financial advisor and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Company Board has unanimously determined that the Offer is advisable, fair to and in the best interests of the holders of Company Common Stock other than EQT, the Purchaser and their respective affiliates, for the reasons set forth below, and recommends that the holders of Company Common Stock tender their shares in response to the Offer.

The Company Board unanimously recommends that the holders of Company Common Stock tender their shares in response to the Offer for the following reasons:

1.	Substantial and Immediate Cash Value.

The Company Board unanimously determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives, the Offer Price of $3.58 per share offered immediate and certain value and was fair, from a financial point of view, to the holders of Company Common Stock. The Company Board’s determination in this regard was based in part on the views of Gordian. A summary of the analysis performed by Gordian is set forth below under “—Opinion of the Company’s Financial Advisor” and the text of Gordian’s opinion is set forth in Annex I and incorporated herein by reference.

2.	Opinion of Gordian.

The oral opinion of Gordian to the Company Board on October 24, 2016, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, limitations and qualifications contained in its opinion and other matters Gordian considered relevant, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock. The full text of Gordian’s written opinion is attached hereto as Annex I. For further discussion of the Gordian opinion, see “—Opinion of the Company’s Financial Advisor” below.

3.	Significant Premium to Market Price.

The Company Board noted that the Offer Price of $3.58 per share of Company Common Stock in cash represented a significant premium over the market prices at which the Company Common Stock had previously traded, including a premium of approximately:

•	251.0% over the closing market price of the Company Common Stock on October 21, 2016, the last full trading day prior to the date on which the Company Board met to approve the Offer and the Merger;

•	251.0% over the volume weighted average price of the Company Common Stock for the seven-day period prior to October 21, 2016;

•	225.0% over the volume weighted average price of the Company Common Stock for the 30-day period prior to October 21, 2016; and

•	215.9% over the volume weighted average price of the Company Common Stock for the 90-day period prior to October 21, 2016.

4.	Certainty of Value.

The Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the holders of Company Common Stock.

5.	Likelihood of Consummation.

There is a likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of EQT or its affiliates, the absence of required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by EQT or the Purchaser, including the availability of specific performance.

6.	Comprehensive Review of Strategic Alternatives.

In consultation with its financial and legal advisors, the Company Board reviewed the results of a selective process which began April 17, 2015 with the engagement of Gordian. The process included the active solicitation of approximately 25 parties and the participation of more than ten parties in the diligence process and included discussions with several potential bidders, including a period of exclusive negotiations with a bidder, none of whom indicated they would make a binding proposal with a higher value than EQT. In the year prior to the Company’s engagement of Gordian, Raymond James had approached approximately 50 potential buyers, some of whom were approached again by Gordian in its process.

The Company Board had considered the possibility of pursuing a stand-alone strategy whereby the Company would continue to pursue and, as necessary, to refine and adapt, its business strategy. The Company Board, noting the Company’s continuing financial difficulties, discussed any potential benefits to the Company’s stockholders of these alternatives, and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry, commodity and market risks.

7.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $3.58 per share cash Offer Price is fair to the holders of Company Common Stock, the Company Board also took into account the Company’s and the oil and gas industry’s recent financial performance and future prospects, industry and economic conditions, and the impact of low commodity prices. In particular, the Company Board considered prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving any growth in light of the current and foreseeable market conditions, (ii) stock market conditions and volatility for smaller North American exploration and production companies, (iii) future commodity prices, (iv) governmental regulations affecting the energy sector, (v) capital expenditures required to drill and complete the Company’s drilling program and to retain leases that will otherwise expire unless held by production and to replace existing production, (vi) the limited prospects for the Company to be able to obtain any financing to permit a drilling program, (vii) the timing required to take advantage of the Call Option in the Forbearance

Agreement and (viii) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2015. The Company Board also considered that the transaction with EQT would allow holders of the Company Common Stock to receive a significant premium to recent trading prices while eliminating the risks and uncertainties inherent in the Company’s ongoing stand-alone business plan.

8.	The Company’s Inability to Secure Additional Capital.

Executing the Company’s operating plan would require substantial capital expenditures to drill wells to preserve existing leased acreage and replace reserves that are being produced, and the Company is in default under its Credit Agreement with no known prospects for repayment or a replacement line of credit.

9.	Ability to Accept Superior Transaction.

The terms and conditions of the Merger Agreement allow the Company to consider and respond to, under certain circumstances specified in the Merger Agreement, a written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $4.0 million (approximately 7% of the equity value of the transaction and approximately 2% of the enterprise value), which is within the customary range of termination fees payable in similar transactions.

10.	Tender Offer Structure/Tender and Support Agreement.

The transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the holders of Company Common Stock, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the Merger Agreement requires the Purchaser, if it acquires a number shares of Company Common Stock in the Offer that, together with those shares of the Company Common Stock already owned by EQT, the Purchaser or their respective affiliates, represents at least a majority of the fully-diluted outstanding shares of Company Common Stock (the “Minimum Tender Condition”), to consummate a second-step Merger in which the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price. If the number of shares of Company Common Stock tendered together with shares of the Company Common Stock owned by EQT, the Purchaser and their respective affiliates represents a majority of outstanding Company Common Stock, then the Purchaser must exercise the Top-Up Option to purchase an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a “short-form” merger under NRS Section 92A.180) more quickly than alternative structures. Each of the directors of the Company, certain of their affiliates, as well as Mark D. Woodburn and Clarence E. Smith (collectively, the “Supporting Stockholders”) have entered into the Tender and Support Agreement with EQT and the Purchaser as a condition to EQT’s willingness to enter into the Merger Agreement, pursuant to which the Supporting Stockholders agreed, among other things, to tender their shares of Company Common Stock in the Offer, upon the terms and subject to the conditions of the Tender and Support Agreement. The shares of Company Common Stock subject to the Tender and Support Agreement comprise approximately 58% of the outstanding Company Common Stock. The Tender and Support Agreement terminates upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the acceptance for payment by the Purchaser of all of the Company Common Stock validly tendered pursuant to the Offer, (iv) mutual written consent of the parties to terminate the Tender and Support Agreement and (v) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such stockholder. The Company Board, therefore, considered it likely that the Minimum Tender Condition would be satisfied, requiring the exercise of the Top-Up Option, and increasing the likelihood of consummation of the Merger. The Merger Agreement contains limited rights to terminate the Offer.

11.	Forbearance Agreement.

Under the terms of the Forbearance Agreement, Morgan Stanley agreed to a sharing of the proceeds that might result from the sale of the Company, such that the Company would be allocated 21.25% of the proceeds after $80 million plus interest up until the point at which Morgan Stanley recovered the balance of the amount owed to it ($57.2 million plus interest), and 85% of all proceeds thereafter. The Forbearance Agreement also provides the Company the option of reducing this amount payable by retiring all obligations due to Morgan Stanley, including the NPI, for $142.4 million plus professional fees if the definitive agreement for the sale of the Company is executed by November 15, 2016 and the closing occurs by December 31, 2016. Given that closing of the Merger is expected to occur in 2016, the Company will be able to pay off all obligations to Morgan Stanley for $142.4 million plus professional fees, which the Company estimates will reduce the amount payable to Morgan Stanley by approximately $7.1 million, which results in an additional approximately $0.40 per share being paid to the stockholders of the Company.

12.	Dissenter’s Rights.

Statutory dissenter’s rights are available under the Nevada Merger Law in the Merger for the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer, who do not vote in favor of the approval of the Merger Agreement, if applicable, and who otherwise comply with all the required procedures under Sections 92A. 300-500 of the Nevada Merger Law, which would allow such stockholders to seek a determination of the fair value (as defined in NRS Sections 92A.320) of their shares of Company Common Stock as determined by Nevada state district court, and the parties to the Merger Agreement have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares should not be taken into account in any determination of fair value.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Company Common Stock from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Company Common Stock.

3.	Effects of Failure to Complete Transactions.

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition and the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

4.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing may delay or prevent the Company from undertaking business opportunities that may arise and other initiatives in the Company’s current business plan or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the transaction.

5.	Potential Conflicts of Interest.

The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company.”

6.	Termination Fee.

The terms and conditions of the Merger Agreement provide for a termination fee of $4.0 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

7.	Contingency.

The Merger Agreement provides that EQT is not obligated to close on the Offer or effect the Merger unless the Republic Transaction has closed. This condition adds some risk to the certainty of closing.

8.	No Solicitation.

The terms and conditions of the Merger Agreement restrict the Company’s ability to solicit competing proposals.

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Company Common Stock and unanimously recommends that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Intent to Tender.

Pursuant to the Tender and Support Agreement, the Supporting Stockholders beneficially owning approximately 58% of the issued and outstanding shares of Company Common Stock have agreed to tender their shares of Company Common Stock in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. See “Item 8. Additional Information—Tender and Tender and Support Agreement” below.

Opinions of the Company’s Financial Advisor.

Opinion of Gordian

In connection with the Transaction (as defined in Annex I), the Company Board received an oral opinion from Gordian Group, LLC on October 24, 2016 (subsequently confirmed in writing) to the effect that as of that date and subject to certain assumptions made by Gordian, representations from Trans Energy management, and based upon and subject to the assumptions, procedures, factors and limitations and qualifications of the scope of the work performed as set forth in the written opinion, the per share consideration of $3.58 in cash to be received by the holders of Company Common Stock is fair, from a financial point of view.

Gordian’s opinion was only one of many factors considered by the Company Board in its evaluation of the Transaction. The opinion addressed to the Company Board is not intended to recommend to the holders of Company Common Stock how to vote with respect to approving the Transaction or whether to take any other actions related to the Transaction. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which Gordian’s opinion was based.

Pursuant to an engagement letter dated April 17, 2015, as amended on February 5, 2016 (the “Original Engagement Letter”), the Company retained Gordian to provide it with investment banking and financial advisory services. The Company Board selected Gordian to act as its advisor because of Gordian’s qualifications, reputation, and experience. Gordian was subsequently engaged on September 16, 2016 to render a financial opinion with respect to the fairness, from a financial view point, of the proposed Transaction (the “Fairness Opinion Engagement Letter”).

The full text of the written opinion delivered to the Company Board is attached to this Statement as Annex I and sets forth the assumptions made and procedures performed by Gordian, representations from Trans Energy management, and limitations and qualifications of Gordian’s scope of work, among other items, all of which are incorporated in this proxy statement in their entirety. The summary of the opinion provided by Gordian as presented below is qualified in its entirety by reference to the full text of the opinion. The Company encourages you to read the full text of the opinion and the summary below carefully and in their entirety. Gordian’s opinion was only one of many factors considered by the Company Board in its evaluation of the Transaction. The opinion only addresses the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of Company Common Stock. The opinion does not address any other aspects or effects of the Transaction nor does it address the relative merits of the proposed Transaction contemplated in the Merger Agreement as compared to alternative business approaches or transactions that could be available to Trans Energy and whether or not those alternatives could be properly implemented. The opinion addressed to the Company Board is not intended to recommend to the holders of Company Common Stock how to vote at any meeting to be held to approve the Transaction or whether to take any actions in relation to the Transaction.

In connection with the opinion delivered to the Company Board, Gordian has reviewed and considered such financial and other factors as it has deemed appropriate under the circumstances, including, without limitation:

•	The financial terms and conditions of the Transaction as presented in a draft of the Merger Agreement dated as of October 24, 2016 (the “October Draft”);

•	The financial terms and conditions of the Tri-Party Agreement, including amounts payable by EQT to American Shale on behalf of Republic;

•	Certain internal historical financial information of the Company for recent years and interim periods;

•

Certain information regarding the Company’s equity capitalization, including analysis provided by the Company with respect to the number of shares of Company Common Stock, options, warrants, and other equity securities currently issued and outstanding or otherwise contemplated to be redeemed in connection with the Transaction;

•

Certain information and documents related to the Company’s indebtedness, including its credit agreement dated as of May 21, 2014, among American Shale, certain other parties thereto, and Morgan Stanley, and the Forbearance Agreement, including the sale process and other requirements mandated therein.

•

Certain internal financial and operating data, including projections prepared and provided to Gordian by the Company over periods of time, including those prepared by Wright and Company, Inc. (the “Wright Reserve Information”);

•

Certain information and documents related to the Company’s relationship with Republic, including the Farm-Out and Area of Joint Development Agreement, Joint Operating Agreement, and certain amendments thereto, between the Company and Republic;

•

Meetings with certain members of executive management to discuss, among other topics, the past and current business operations and financial condition of the Company, the business prospects, future cash flows and forecasted financial and operation condition of the Company, and the past, current and future prospects of the oil and gas exploration and production industry, including the impact of insolvency on the Company’s operations and prospects;

•	Publicly available financial and market data of peer group companies involved in the oil and gas exploration and production industry;

•	Valuations implied by prior M&A transactions involving companies in related businesses;

•	Consideration of certain economic and industry information as Gordian deemed relevant; and

•	Such other studies, analyses, inquiries, and investigations as Gordian deemed appropriate, including, without limitation, a net asset value analysis.

In preparing its opinion, Gordian assumed and relied upon the accuracy and completeness of publicly available information and information that was provided to Gordian or made available by Trans Energy. The Company also provided Gordian with updated reserve data that, in combination with the other materials provided Gordian, formed a significant basis for Gordian’s opinion. Gordian, with the Company Board’s consent, assumed that this information was reasonably prepared and represented Trans Energy’s management’s latest and best estimates and good faith judgments. Gordian did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Trans Energy.

In performing its analyses, Gordian took into account the Company’s stressed liquidity position and that absent entering into the Merger Agreement, (i) the Company would be unable to exercise the call option with Morgan Stanley under the Forbearance Agreement and (ii) no further forbearance extensions from Morgan Stanley would be available or forthcoming following the termination of the Forbearance Agreement, much less any further liquidity. The inability to exercise the call option would have had an adverse effect on the amount of value available for shareholders, and the expiration of the Forbearance Agreement would have had a further adverse effect on recoveries to shareholders in light of certain accommodations provided in the Forbearance Agreement that placed Trans Energy into a precarious position from a liquidity and capital structure perspective, likely to the detriment of stockholders.

Gordian assumed that the Merger will take place consistent with the terms as set forth in the draft Merger Agreement that was provided by Trans Energy and will not be subject to any amendments, waivers or delays. Gordian’s opinion is based on the current state of the macroeconomic environment and financial markets and any other information that was provided to Gordian as of the date of its opinion. Any changes to these items, be they exogenous or Trans Energy-specific, may have an impact on the assumptions and methodologies underlying Gordian’s financial analysis. Gordian does not assume any obligations to update, reaffirm, or revise its opinion.

Summary of Financial Analyses.

The following is a summary of the financial analyses performed by Gordian in connection with the preparation of its opinion as delivered to the Company Board. The following summary is not a complete description of Gordian’s opinion or the work performed by Gordian in arriving at the opinion, nor does it represent the weighting given to any of the analyses in arriving at its opinion as delivered to the Company Board.

Select summaries presented below are consolidated into tables for presentation purposes. The tables do not represent the full breadth of the analyses performed by Gordian and should not be considered on a standalone basis. These tables must be read together with the descriptive text to fully understand the context in which they were incorporated into Gordian’s opinion. Considering any portion of the analyses on a standalone basis without considering the other analyses and factors incorporated will result in an incomplete or incorrect understanding of the full breadth of work performed by Gordian that underlies its opinion.

Unless otherwise noted, the market information discussed below is based on market data that existed on or before October 21, 2016. Additionally, various analyses are based on a closing price per share of Trans Energy of $1.02 on October 21, 2016 (the last full trading day prior to the date the Merger Agreement was executed by the parties).

Historical Equity Premium Comparison.

Gordian analyzed certain publicly available information related to equity premiums paid in merger and acquisition transactions. Using this data, Gordian calculated the equity premiums paid by acquirers for targets. For purposes of this analysis, premium was defined as the difference between the price paid per share of the target compared to the unaffected price of the target company’s shares (i.e., before any rumors or other transaction-related items may have affected the market price). The premiums were compared to the stock price on the day before the transaction was announced and the arithmetic average of the stock price for the 7, 30, and, 90 day periods up to, but not including, the day of the announcement.

Gordian selected certain transactions in the oil and natural gas exploration and production (“E&P”) industry with a total enterprise value of $50 million to $5 billion that closed in the three year period ending October 21, 2016. Gordian’s analysis identified 10 transactions, which are presented below. The proposed Trans Energy-EQT transaction is included for comparative purposes.

Equity Premiums - Oil and Gas Exploration and Production Transactions

	% Premium on Stock Price
		7 Day	30 Day	90 Day
	1 Day	Average	Average	Average

Minimum	1.1	3.2	9.7	6.1
1st Quartile	11.9	12.1	16.2	18.1
Mean	19.3	18.1	20.1	23.0
Median	19.5	18.2	21.2	21.6
3rd Quartile	24.9	24.0	23.4	30.2
Maximum	37.8	33.9	32.6	39.3

Trans Energy	251.0	251.0	222.5	215.9

Gordian also performed a broader transaction screen that identified targets that were similar in size to Trans Energy. Gordian selected certain transactions (i.e., excluding financials, utilities, and REITs) with an enterprise value between $100 million and $1 billion that closed in the two year period ending October 21, 2016. This analysis identified 104 transactions. A summary of these selected transactions is presented below:

Equity Premiums - Comparable Size Transactions

	% Premium on Stock Price
		7 Day	30 Day	90 Day
	1 Day	Average	Average	Average
Minimum	(14.9)	(15.1)	(17.0)	(18.2)
1st Quartile	18.8	18.3	21.8	22.0
Mean	40.3	40.8	42.5	41.9
Median	36.3	37.5	38.5	38.8
3rd Quartile	55.4	54.3	57.5	55.0
Maximum	182.1	178.6	169.6	171.0

Trans Energy	251.0	251.0	222.5	215.9

Precedent M&A Transaction Analysis.

Gordian reviewed select M&A transactions to identify an implied enterprise value for Trans Energy based on the enterprise value implied by the transaction across a range of inputs, but with a particular focus on current production (i.e., mmcfe per day) and dollars per undeveloped acre. Given the volatility in the Company’s market over the last several years and the existence of recent comparable transactions, Gordian focused on five transactions involving Marcellus and Utica acreage announced in the last six months (two of which were related):

Date Announced	Date Closed	Geography	Target	Acquirer

05/02/2016	07/08/16	Wetzel, Tyler, and Harrison Counties, WV	Statoil USA Onshore Properties, Inc., Non Core Assets	EQT Corporation

05/16/2016	06/02/16	Greene County, PA	Pennsylvania Land Resources, LLC, Marcellus and Utica assets in central Greene County, Pennsylvania	Vantage Energy Appalachia II LLC

Antero Resources Corporation: Combined Acquisition of Southwestern and Statoil Assests in West Virginia

06/09/2016	NA	Wetzel, Tyler, and Doddridge Counties, WV	Southwestern Energy Company, 55,000 Net Acres in Wetzel, Tyler and Doddridge Counties, West Virginia	Antero Resources Corporation

08/01/2016	09/15/16	Wetzel, Tyler, and Doddridge Counties, WV	Statoil ASA, Non-operated interests in West Virginia	Antero Resources Corporation

09/26/2016	NA	Greene County, PA and Barnett Shale, TX	Vantage Energy, LLC and Vantage Energy II, LLC	Rice Energy Appalachia, LLC

These transactions are summarized in the charts below:

(USD millions except acreage and value per acre figures)
	Total Transaction Value	Production (Mmcfe/d)	Producing Wells	Net Acres	Net Undeveloped Acres	Implied $/Acre $2,000 per mmcfe/d	Implied $/Acre $3,000 per mmcfe/d	Implied $/Acre $4,000 per mmcfe/d
Mean	848.1	116.3	84.1	69,732	61,322	9,862	8,510	7,158
Median	476.5	33.3	16.5	64,500	62,850	10,103	8,686	6,398
1st Quartile	390.1	12.5	6.8	53,725	51,925	7,138	6,740	4,978
3rd Quartile	934.5	137.1	93.9	80,507	72,247	12,826	10,456	8,578
Low	340	—	—	27,400	27,400	5,108	4,276	3,444
High	2,100	399	303	122,528	92,188	14,134	12,391	12,391

The following table includes implied enterprise value ranges for Trans Energy based on the first quartile to third quartile observations in the foregoing analysis.

	Relevant Range ( $ per Acre)			TEV Range ( $ in Millions)
Valuation as a Multiple of:	1st Quartile	Median	3rd Quartile	1st Quartile	Median	3rd Quartile
Precedent Transaction Analysis
Net Undeveloped Acreage
$ 2,000 / mmcfe/d	$7,138	$10,103	$12,826	$139.4	$178.6	$214.5
$ 3,000 / mmcfe/d	$6,740	$8,686	$10,456	$156.7	$182.4	$205.8
$ 4,000 / mmcfe/d	$4,978	$6,398	$8,578	$155.9	$174.7	$203.5

The following table includes implied price per share ranges for Trans Energy’s common stock based on the first quartile to third quartile observations in the foregoing analysis after deducting $144.8 million (i.e., an amount equal to the amounts due to Morgan Stanley under the call option and certain other debts of the Company). The concluded share prices in the following table included a number of assumptions that, in the alternative, could have reduced the implied value available to shareholders in the absence of the Transaction (e.g., (i) assuming the Morgan Stanley debt was satisfied pursuant to the Call Option, (ii) assuming no deductions for environment and litigation-related liabilities assumed by EQT, and (iii) calculating price per share figures based on common shares outstanding without the dilutive impact of any change of control shares, options, or warrants).

	Equity Value ( $ in Millions)			Share Price Range ( $ per Share)
Valuation as a Multiple of:	1st Quartile	Median	3rd Quartile	1st Quartile	Median	3rd Quartile
Precedent Transaction Analysis
Net Undeveloped Acreage
$ 2,000 / mmcfe/d	$0	$34	$70	$0.00	$2.09	$4.32
$ 3,000 / mmcfe/d	$12	$38	$61	$0.74	$2.33	$3.78
$ 4,000 / mmcfe/d	$11	$30	$59	$0.69	$1.85	$3.64

Peer Group Company Analysis

Gordian performed an analysis of public Peer Group companies in order to determine an implied enterprise value for Trans Energy based on similar companies that are publicly traded. Gordian selected the Peer Group by identifying companies that, in its professional judgment, share similar business and reserve characteristics with Trans Energy, among other items. Based on this review, Gordian selected the following companies:

•	Antero Resources Corporation

•	Eclipse Resources Corporation

•	EQT Corporation

•	Range Resources Corporation

•	Rice Energy, Inc.

•	Southwestern Energy Company

The companies selected for comparative purposes in Gordian’s analysis are not identical or directly comparable to Trans Energy. All of the Peer Group companies listed above have significantly larger operations than Trans Energy, and certain members of the Peer Group have material investments in midstream operations (which, for purposes of our analysis, have been excluded from enterprise value and other inputs to the extent possible). Therefore, assessing the Peer Group company analysis output from a purely quantitative standpoint (i.e. taking the mean and median results and simply multiplying by the relevant Trans Energy data point) is not a meaningful method of analysis in-and-of itself. A Peer Group analysis requires a detailed evaluation of multiple data points and takes into account differences in operating characteristics and financial attributes, among other items, that could have a significant impact on the public trading values of the companies to which Trans Energy is being compared.

Gordian noted that compared to the Peer Group companies, Trans Energy is significantly smaller than all of the selected Peer Group. Additionally, Trans Energy’s assets are subject to a joint development agreement in which they are a minority and its partner holds certain contractual rights (including a right of first refusal on the sale of assets). Further, Trans Energy’s proved reserves are predominantly undeveloped (only approximately 15% of proved reserves are developed), whereas the Peer Group average is in excess of 60% developed.

Gordian analyzed the ratios of total adjusted enterprise value to a range of financial, operating and reserve statistics, including earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses (“EBITDAX”), 10% discounted future cash flows relating to proved developed producing reserves (“PDP PV-10”), proved reserves and current production; however, given the significant disparity between Trans Energy and the Peer Group in terms of producing reserves as a percentage of proved reserves, Gordian focused its analysis on the implied value per undeveloped acre across a range of valuation multiples for current daily production.

		$ / Acre Value	$ / Acre Value	$ / Acre Value
		$2,000 per mmcfe/d	$3,000 per mmcfe/d	$4,000 per mmcfe/d
Peer Group	Mean	9,977	7,085	4,193
	Median	9,360	6,410	3,461
	1st Quartile	3,818	2,560	1,301
	3rd Quartile	13,375	9,996	6,618

The following table includes implied enterprise value ranges for Trans Energy based on the first quartile to third quartile observations in the foregoing analysis.

	Relevant Range ( $ per Acre)			TEV Range ( $ in Millions)
Valuation as a Multiple of:	1st Quartile	Median	3rd Quartile	1st Quartile	Median	3rd Quartile
Comparable Companies
Net Undeveloped Acreage
$ 2,000 / mmcfe/d	$3,818	$9,360	$13,375	$95.5	$168.7	$221.8
$ 3,000 / mmcfe/d	$2,560	$6,410	$9,996	$101.4	$152.3	$199.7
$ 4,000 / mmcfe/d	$1,301	$3,461	$6,618	$107.3	$135.9	$177.6

The following table includes implied price per share ranges for Company Common Stock based on the first quartile to third quartile observations in the foregoing analysis after deducting $144.8 million (i.e., an amount equal to the amounts due to Morgan Stanley under the call option and certain other debts of the Company. The concluded share prices included a number of assumptions that, in the alternative, could have reduced the implied value available to shareholders in the absence of the Transaction (e.g., (i) assuming the Morgan Stanley debt was satisfied pursuant to the Call Option, (ii) assuming no deductions for environment and litigation-related liabilities assumed by EQT, and (iii) calculating price per share figures based on common shares outstanding without the dilutive impact of any change of control shares, options, or warrants).

	Equity Value ( $ in Millions)			Share Price Range ( $ per Share)
Valuation as a Multiple of:	1st Quartile	Median	3rd Quartile	1st Quartile	Median	3rd Quartile
Comparable Companies
Net Undeveloped Acreage
$ 2,000 / mmcfe/d	$0	$24	$77	$0.00	$1.48	$4.77
$ 3,000 / mmcfe/d	$0	$8	$55	$0.00	$0.47	$3.40
$ 4,000 / mmcfe/d	$0	$0	$33	$0.00	$0.00	$2.03

Net Asset Valuation Analysis.

Gordian also performed a net asset valuation analysis of Trans Energy’s assets to determine indicative values of Company Common Stock. This analysis was based entirely on the Wright Reserve Information, and is consistent with a discounted cash flow in that it estimates the net present value of future revenue derived by all of the Company’s reserves (i.e., proved and unproven) net of operating and capital expenditures necessary in the production of such reserves, and based on a discount rate of 9%.

Gordian notes that the Company’s cost of capital derived through a traditional weighted average cost of capital analysis based on the Peer Group and the Company’s metrics would have been materially higher than 9%. Use of such a rate would have resulted in similar material reduction in the net present values in the table below.

This analysis assumes that Trans Energy has access to all capital necessary to develop all of its reserves, is done on a pre-tax basis, and calculated an implied price per share based on common shares outstanding without including the dilutive impact of any change of control shares, options, or warrants; any such adjustments for risks associated with access to such capital, taxes, or dilutive securities would necessarily reduce the resulting values summarized in the table below.

$ in millions except price per share	Total Proved	Unproved Probable	Grand Total
PV-9	105.32	87.54	192.86
plus / minus Estimated Debt	(144.79)	(144.79)	(144.79)

Implied Common Stock Value	—	—	48.07
Implied Price per Share	$0.00	$0.00	$2.98

Other Analyses.

Gordian conducted certain additional financial analyses that were used for comparative purposes but did not contribute to their conclusions regarding the fairness of the consideration proposed in the Merger Agreement.

•

As discussed in the Background of the Offer and the Merger section above, the Company hired Gordian in April 2015 to assist in the evaluation of strategic alternatives, and the relative merits of seeking protection under the U.S. Bankruptcy Code. During the course of their engagement, the Company asked Gordian to solicit indications of interest from selected third parties regarding a potential sale or refinancing transaction with the Company, and other investment bankers had been retained prior to Gordian’s engagement to also solicit indications of interest from third parties regarding a potential sale transaction with the Company. While Gordian did not incorporate the outcomes of this process into its opinion, preliminary indications of value that were delivered as part of the process were considered for comparative purposes.

•

In addition, Trans Energy’s assets are comprised of a minority working interest in proved and unproven reserves, and Trans Energy and its subsidiaries are parties to certain joint development and operating agreements with the holder of the majority of such working interests. Such agreements include certain rights and limitations for both parties in connection with the operation, development and potential sale of such assets. Gordian did not incorporate these considerations (i.e., Gordian has not discounted the enterprise value of Trans Energy as a result of its status as a minority working interest owner) in deriving its implied per share price ranges for Trans Energy in the foregoing analyses.

General Items.

In arriving at its opinion, Gordian did not draw, in isolation, conclusions from or with regard to any single factor or analysis considered by it. Rather, Gordian made its determination as to fairness on the basis of experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in this summary, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Gordian’s opinion.

For purposes of its analyses and reviews, Gordian considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control. No company, business or transaction used in Gordian’s analyses and review as a comparison is identical to Trans Energy and an evaluation of the results of the analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Gordian’s analyses and reviews. The estimates contained in Gordian’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than that suggested by Gordian’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Gordian’s analyses and reviews are inherently subject to substantial uncertainty.

Gordian’s preparation of a fairness opinion is a complex process that incorporates a number of financial and comparative analyses and is not necessarily susceptible to a partial analysis or summary description. Gordian considered the results of each of its analyses as a whole and did not attribute specific weightings to any single factor or analysis to arrive at its opinion. Selectively relying on portions of the analyses or sections of the summary text above without considering the analyses as a whole could result in an incomplete and misleading understanding of Gordian’s opinion. Based on its experience and professional judgments, Gordian may have assigned more or less weighting to certain analyses than others. Additionally, Gordian may have assigned different probability weighting to the assumptions underlying its analysis. Consequently, the valuation ranges implied by any of the individual analyses that are summarized above should not be interpreted as Gordian’s view of the value of Trans Energy.

Gordian’s analyses were used to provide an opinion to the Company Board regarding the fairness of the proposed transaction from a financial point of view as of the date of the opinion. These analyses do not purport to be appraisals nor do they reflect the prices at which Company Common Stock may trade. Gordian made numerous assumptions in its analysis that include (but are not limited to) energy and specifically natural gas industry trends, the macroeconomic environment, regulatory atmosphere and financial market conditions, all of which are beyond our control. Additionally, certain analysis is based on forecasted data that is not necessarily indicative of actual results, which could be materially more or less favorable than suggested.

It is Gordian’s understanding that the per share consideration that will accrue to stockholders of Trans Energy if the Transaction is approved was determined through arm’s length negotiations between EQT and Trans Energy. In addition, the Transaction was approved by the Company Board.

The type and amount of consideration payable in the Merger was determined through negotiations between EQT and Trans Energy, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. As described herein, Gordian’s opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Merger or the Merger Consideration.

Gordian provided Trans Energy advisory services during these negotiations but did not recommend a specific amount of consideration that should be accepted by the Company Board. Gordian’s opinion does not address the relative merits of the proposed Transaction contemplated in the Merger Agreement compared to alternative business approaches or transactions that could be available to Trans Energy and whether or not those alternatives could be properly implemented.

Gordian expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. Gordian’s opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Company Common Stock and no opinion or view was expressed with respect to the Merger Consideration to be received by any particular holder or any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise.

The Company Board selected Gordian to act as its financial advisor and investment banker because of Gordian’s qualifications, reputation and experience and, in connection with its retention of Gordian to render a fairness opinion, its knowledge of Trans Energy’s operations and affairs having been engaged more broadly since April 2015. Pursuant to the terms of the Original Engagement Letter, the Company agreed to pay Gordian fees comprised of (i) $100,000 upfront, (ii) 0.5% of the cash consideration paid to the Company’s creditors in connection with the Transaction (which Gordian has estimated for purposes of this Transaction to be equal to $711,924, or 0.5% of the amount due to Morgan Stanley pursuant to the call option), (iii) 1.0% of any discount obtained in the satisfaction of the Morgan Stanley debt (which Gordian has agreed to waive in connection with this Transaction), and (iv) awarded Gordian 1,000,000 shares of Company Common Stock. The Fairness Opinion Engagement Letter contemplated an additional cash fee of $175,000. Due to the award of 1,000,000 shares and contingent nature of cash fees associated with the satisfaction of Morgan Stanley debt as part of this Transaction, Gordian’s total compensation is directly related to the completion of a transaction. The Company also agreed to reimburse Gordian for reasonable out-of-pocket expenses and fees for counsel incurred in connection with the engagement and the preparation of its opinion, subject to certain caps. The Company has agreed to indemnify Gordian and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Gordian or any of its affiliates against certain liabilities and expenses relating to or arising out of its engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Under the initial Gordian engagement letter, the Company engaged Gordian to act as its financial advisor in connection with the contemplated transaction. The Company selected Gordian based on its experience in helping financially stressed companies finding solutions to their liquidity issues.

Pursuant to the terms of the initial engagement letter, the Company agreed to pay Gordian fees comprised of (i) $100,000 upfront, (ii) 0.5% of the cash consideration paid to the Company’s creditors in connection with the Transaction (which Gordian has estimated for purposes of this Transaction to be equal to $711,924, or 0.5% of the amount due to Morgan Stanley pursuant to the call option), (iii) 1.0% of any discount obtained in the satisfaction of the Morgan Stanley debt (which Gordian has agreed to waive in connection with this Transaction), and (iv) an award to Gordian of 1,000,000 shares of Company Common Stock. The Fairness Opinion Engagement Letter contemplated an additional cash fee of $175,000. The Company has also agreed in the Gordian Engagement Letter to reimburse Gordian for all documented, reasonable expenses up to $25,000. The Company also agreed to indemnify Gordian and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

The Company determined that a paying a portion of the fees payable to Gordian in Company Common Stock was warranted under the circumstances, since the Company did not, during all relevant periods, have sufficient cash resources to pay Gordian sufficient fees in cash.

Except as set forth above, neither the Company nor any other person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to the shares of Company Common Stock have been effected during the past 60 days by the Company or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Messrs. Corp and Lucado (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closes on November 23, 2016; and,

•

the named executive officers were terminated without cause or resigned for good reason (as defined in the various agreements to which they are a party) immediately following the closing of the Merger on November 23, 2016.

Fiscal 2011 Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Pension NQDC($)	Perquisites/ Benefits($) (3)	Tax Reimbursements ($)	Other ($)	Total ($)
John Corp	400,000	1,263,000	0	11,475	0	0	$1,674,475
Stephen Lucado	421,057	1,263,000	0	0	0	0	$1,684,057

(1)

The Company has entered into change of control agreements with Mr. Corp and Mr. Lucado. Each agreement provides that upon a termination of his employment from the Company without cause within one year of a change in control, such individual is entitled to a severance payment equal to two times his base salary, and he will be granted 85,000 shares of Company common stock.

(2)

Based on per share Merger Consideration of $3.58. The executives have the following number of shares of Company Restricted Stock owned: Mr. Corp 0, Mr. Lucado 0; the following number of shares of Company Common Stock issuable upon a Severance Payment Event: Mr. Corp 85,000, Mr. Lucado, 85,000, and the following number of Company Stock Options owned: Mr. Corp 550,000, Mr. Lucado 550,000

(3)	By Company policy, Mr. Corp is entitled to $11,475 of accrued vacation pay.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to the Purchaser an irrevocable right (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price the number of shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock already owned, directly or indirectly, by EQT, the Purchaser and their respective affiliates following consummation of the Offer, constitutes at least one share of Company Common Stock more than 90% (determined on a fully diluted basis) of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares. The Top-Up Option is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, including the Minimum Tender Condition. The Purchaser will exercise the Top-Up Option if the number of shares of Company Common Stock tendered and not withdrawn in the Offer, which when added to the number of shares of Company Common Stock owned by EQT, the Purchaser and their affiliates, represents less than 90% of the outstanding shares of Company Common Stock at the closing of the Offer.

The number of Top-Up Shares that may be issued pursuant to the Top-Up Option is limited to the number of shares of Company Common Stock that the Company is authorized to issue under its articles of incorporation, but that are not issued and outstanding (and are not otherwise reserved or committed for issuance) at the time of exercise of the Top-Up Option. As of October 24, 2016, there were 481,145,686 shares of Company Common Stock available to be issued pursuant to the Top-Up Option. Accordingly, the Company has a sufficient number of authorized but unissued shares of Company Common Stock available to issue to the Purchaser pursuant to the Top-Up Option.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 2% per annum, will be full recourse to EQT and the Purchaser, may be prepaid at any time without premium or penalty, and will have no other material terms.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting EQT and the Purchaser to effect a “short-form” merger pursuant to NRS Section 92A.180 at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

The parties to the Merger Agreement have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares should not be taken into account in any determination of fair value of any shares of Company Common Stock in a proceeding under NRS Sections 92A.300 through 92A.500, inclusive (the “Dissenter’s Rights Provisions”), and that none of the parties to the Merger Agreement will take any position to the contrary in any such proceeding.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Tender and Support Agreement.

Concurrently with the execution of the Merger Agreement, the directors of the Company and certain other significant stockholders of the Company entered into a tender and support agreement with EQT and the Purchaser (the “Tender and Support Agreement”) pursuant to which they agreed, among other things, to tender their Company Common Stock pursuant to the Offer and vote against any action, agreement or transaction involving the Company that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent consummation of the Offer, the Merger or the other Transactions. The shares subject to the Tender and Support Agreement comprise approximately 58% of Trans Energy’s outstanding shares of Company Common Stock. The Tender and Support Agreement terminates upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the acceptance for payment by the Purchaser of all of the Company Common Stock validly tendered pursuant to the Offer, (iv) mutual written consent of the parties to terminate the Tender and Support Agreement and (v) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such stockholder.

This summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the Nevada Merger Law. Under Section 92A.180 of the Nevada Merger Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect a short-form merger under the Nevada Merger Law, which means that the Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders.

If the Purchaser acquires, pursuant to the Offer or otherwise, fewer than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company

Common Stock on the record date of the Company stockholder meeting to approve the Merger Agreement will be required under the Nevada Merger Law to consummate the Merger. If the Minimum Tender Condition is satisfied and the Purchaser accepts shares of Company Common Stock for payment pursuant to the Offer, EQT, the Purchaser and its other affiliates will hold a sufficient number of shares of Company Common Stock to ensure any requisite approval of the Merger Agreement by the Company’s stockholders under the Company’s articles of incorporation and the Nevada Merger Law to consummate the Merger.

Regulatory Approvals.

An Administrative Agreement in effect between the Company and the U.S. Environmental Protection Agency (the “EPA”) entered into on December 21, 2015, relating to the Company’s settlement and consent decree with the EPA, provides that the Company “shall send notification to the EPA Authorized Representative no less than forty-five (45) days prior to the proposed date of sale” of the Company’s “business or any divisions, subsidiaries, affiliates, business units, facilities, offices or other corporate components.” The notice must include the date of the sale; the names, address, and contract persons representing the purchaser for the sale; and a specific description of the subject business or properties being sold.

Nevada Anti-Takeover Laws.

Business Combination Statutes

Nevada’s “combinations with interested stockholders” statutes (NRS Sections 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. An amendment to the NRS, effective October 1, 2015, however, provides that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. NRS Section 78.439 has also been amended, effective October 1, 2015, to eliminate the prohibition on stockholder approval by written consent with respect to combinations undertaken after the two-year period prescribed under the statutes. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. The Company has not made such an election in its articles of incorporation, but pursuant to the Merger Agreement, the Company has represented that it has taken all actions necessary to cause the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, to be exempt from or not subject to the restrictions of these statutes.

At a meeting of the Company Board held on October 24, 2016, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Top-Up Option, such that the limitations of these business combinations statutes will not apply to the Purchaser or EQT and the Purchaser will therefore be able to effect the Merger as contemplated by the Merger Agreement. Neither the Purchaser nor EQT was an interested stockholder of the Company prior to execution of the Merger Agreement.

Control Share Statutes

Nevada’s “acquisition of controlling interest” statutes, NRS Sections 78.378 through 78.3793, inclusive, prohibit persons acquiring a significant number of shares of certain Nevada corporations from voting those shares without the cooperation of the board of directors or a vote of the other stockholders of the corporation. If a stockholder vote is held and full voting rights are accorded to the shares of a person who has acquired a majority or more of the voting power of a corporation, stockholders who do not vote in favor of the grant of such voting rights may have the right to dissent and receive “fair value” for their shares pursuant to Nevada law.

While the Company does not believe that these statutes apply to it pursuant to their terms, at a meeting of the Company Board held on October 24, 2016, the Company Board adopted a provision in its bylaws opting out of the application of these statutes.

Dissenter’s Rights.

Pursuant to the Dissenter’s Rights Provisions, any unaffiliated stockholder of the Company that does not tender such stockholder’s shares in the Offer is entitled to dissent to the Merger, and obtain payment of the fair value of the Company Common Stock. In the context of the Merger, the Dissenter’s Rights Provisions provide that such unaffiliated stockholders may be entitled to demand payment of the “fair value” of their Company Common Stock, as determined in a judicial proceeding in Nevada state district court in accordance with the Dissenter’s Rights Provisions. The fair value of the Company Common Stock of any unaffiliated stockholder means, pursuant to NRS Section 92A.320, the value of such Company Common Stock immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenter’s Rights Provisions is attached as Exhibit (e)(5) hereto. If you wish to exercise your dissenter’s rights or preserve the right to do so, you should carefully review Exhibit (e)(5) hereto. If you fail to comply with the procedures specified in the Dissenter’s Rights Provisions in a timely manner, you may lose your dissenter’s rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenter’s rights.

Unless otherwise agreed or settled in accordance with the Dissenter’s Rights Provisions, unaffiliated stockholders who perfect their dissenter’s rights by complying with the procedures set forth in the Dissenter’s Rights Provisions will have the fair value of their Company Common Stock determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of such Company Common Stock could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Consideration to be paid in connection with the Merger. In addition, unaffiliated stockholders who invoke dissenter’s rights will be entitled to receive payment of a rate of interest (determined in accordance with NRS 92A.340) on certain unpaid amounts relating to their Company Common Stock.

Within 10 days after the effectuation of the Merger, the Company will send a written notice (the “Notice of Merger and Dissenter’s Rights”) to all the record stockholders of the Company entitled to dissenter’s rights. Pursuant to NRS Section 92A.430, the Notice of Merger and Dissenter’s Rights will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for Company Common Stock must be deposited; (b) inform the holders of Company Common Stock not represented by certificates to what extent the transfer of the Company Common Stock will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the Company Common Stock before that date; (d) set a date by which the Company must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the Company by such specified date; and (e) be accompanied by a copy of Sections NRS 92A.300 to 92A.500, inclusive.

Under NRS Section 92A.440, a stockholder wishing to exercise dissenter’s rights must:

•	demand payment;

•	certify whether the stockholder acquired beneficial ownership of the common stock before the date specified in the Notice of Merger and Dissenter’s Rights; and

•	deposit its certificates, if any, in accordance with the terms of the Notice of Merger and Dissenter’s Rights.

Under NRS 92A.440(5), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Notice of Merger and Dissenter’s Rights will not be entitled to demand payment or receive the fair value for their shares of Company Common Stock as provided under Nevada law. Instead, such stockholders will receive the Merger Consideration.

Pursuant to NRS Section 92A.460, within 30 days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of the Dissenter’s Rights Provisions the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Merger. The payment must be accompanied by the following: (a) the Company’s balance sheet as of the end of 2015, a statement of income for 2015, a statement of changes in the stockholders’ equity for 2015 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) a statement of the Company’s estimate of the fair value of the Company Common Stock; and (c) a statement of the dissenter’s rights to demand payment under NRS Section 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the Company’s obligations under the Dissenter’s Rights Provisions.

Under NRS Section 92A.470(1), the Company is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the Notice of Merger and Dissenter’s Rights as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If the Company chooses to withhold payment, it is required, within 30 days after receiving a demand for payment from a dissenter, to notify the dissenter: (a) of the Company’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of the Company’s estimate of the fair value of the Company Common Stock; (c) that the dissenter may accept the Company’s estimate of the fair value, plus interest, in full satisfaction of the dissenter’s demands or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify the Company of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted the Company’s offer.

NRS Section 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her, or that the interest due is incorrectly calculated, may, within 30 days after the Company made or offered payment for the dissenter’s shares of Company Common Stock, either (a) notify the Company in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares of Company Common Stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (b) reject the offer for payment made by the Company and demand payment of the fair value of the dissenter’s shares of Company Common Stock and interest due.

If the Company does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS Section 92A.460(1) the dissenter’s rights by commencing an action in Carson City, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of the Company’s payment, then the dissenting stockholder may, pursuant to NRS Section 92A.480, within 30 days of such payment, (a) notify the Company in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by the Company, or (b) reject the offer by the Company if the dissenting stockholder believes that the amount offered by the Company is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated.

If a demand for payment under NRS Section 92A.480 remains unsettled, the Company must commence a proceeding in district court in Carson City, Nevada within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company.

If the Company fails to commence such a proceeding, it would be required by NRS Section 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the Company; or the fair value, plus accrued interest, of his after-acquired shares for which the Company elected to withhold payment pursuant to NRS Section 92.470.

Under NRS Section 92A.490(4), the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to such order. In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under NRS Section 92A.500, the district court will assess the costs of the proceedings against the Company, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against the Company or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Company Common Stock that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenter’s rights. If the relevant shares of Company Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenter’s rights must be executed by or for the record owner. If the relevant shares of Company Common Stock are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for payment of fair value for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns shares of Company Common Stock through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for payment of fair value of such shares of Company Common Stock must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares of Company Common Stock.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares of Company Common Stock as a nominee for others, will be able to exercise dissenter’s rights with respect to the shares of Company Common Stock held for all or less than all of the beneficial owners of those shares of Company Common Stock as to which such person is the record owner. In such case, the written demand must set forth the number of shares of Company Common Stock covered by the demand. Where the number of shares of Company Common Stock is not expressly stated, the demand will be presumed to cover all shares of Company Common Stock outstanding in the name of such record owner.

Under NRS Section 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to the Dissenter’s Rights Provisions may not challenge the Merger unless it is unlawful or fraudulent with respect to the stockholder or the Company. Because the Merger is being effected as a short-form merger under NRS Section 92A.180, the Merger does not require approval by the stockholders of the Company. No such approval has been or will be sought.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to the Dissenter’s Rights Provisions, i.e., NRS Sections 92A.300-500, inclusive, the full text of which is attached hereto as Exhibit (e)(5).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (E)(5) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS. DISSENTER’S RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO DISSENTER’S RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTER’S RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTER’S RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)

Offer to Purchase, dated October 27, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser, filed with the Securities and Exchange Commission on October 27, 2016 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)

Press Release issued by the Company, dated October 25, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2016).

(a)(7)	Opinion of Gordian, dated October 24, 2016 (included as Annex I to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated as of October 24, 2016, by and among EQT, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2016).

(e)(2)	Confidentiality Agreement, dated as of December 1, 2015, by and between EQT Production Company and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)

Tri-Party Agreement, dated as of October 24, 2016, (i) the Company, American Shale Development, Inc., Prima Oil Company, Inc. (ii) Republic Energy Ventures, LLC, Republic Partners VI, LP, Republic Partners VII, LLC, Republic Partners VIII, LLC, and Republic Energy Operating, LLC and (iii) EQT, EPC, and the Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2016)

(e)(4)

Tender and Tender and Support Agreement, dated as of October 24, 2016, between EQT, Purchaser and the Supporting Stockholders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2016).

(e)(5)	Nevada Revised Statutes Section 92A.300-500, inclusive (incorporated by reference to Annex A to the Schedule TO)

Annex I—Opinion Letter of Gordian & Company, Inc., dated October 24, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANS ENERGY, INC. a Nevada corporation

Dated: November 2, 2016	By:	/s/ JOHN G. CORP
John G. Corp, President

950 Third Avenue, 17th Floor New York, NY 10022 t 212.486.3600 f 212.486.3616 www.gordiangroup.com

Annex I

As of October 24, 2016

The Board of Directors of

Trans Energy, Inc.

Members of the Board:

We understand that Trans Energy, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with EQT Corporation (“EQT”) and WV Merger Sub, Inc., a wholly owned subsidiary of EQT (“Purchaser”). Pursuant to the Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, at a price per share of Common Stock of $3.58 in cash (the “Consideration”) and (b) subsequent to consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger,” and, together with the Offer as an integrated transaction, the “Transaction”), in which each outstanding share of Common Stock, other than shares of Common Stock owned by EQT or any of its subsidiaries (including Purchaser) and subject to certain other exceptions, will be converted into the right to receive the Consideration.

The Board of Directors (the “Board” or “you”) of the Company has requested the opinion of Gordian Group, LLC (“Gordian” or “we”) as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Stock (other than Gordian, EQT, Purchaser and their respective affiliates) in connection with the Transaction.

As you are aware, Gordian has acted as investment banker for the Company in connection with certain financial advisory and investment banking services pursuant to an engagement letter dated April 17, 2015, as amended pursuant to a letter dated February 5, 2016 (as so amended, the “Original Agreement”). Pursuant to the Original Agreement, (i) the Company has paid Gordian $100,000 in cash and 1,000,000 shares of Common Stock and (ii) contingent upon consummation of the Transaction, the Company shall become obligated to pay Gordian $711,924 in cash (equal to 0.5% of the amount due to Morgan Stanley pursuant to the Call Option (all as defined herein). In addition, pursuant to an engagement letter between the Company and Gordian dated September 16, 2016 (the “Fairness Opinion Agreement” and with the Original Agreement, the “Agreements”), the Company has agreed to pay Gordian $175,000 upon the earlier of (x) delivery of this Opinion (regardless of the conclusion reached herein) or (y) seven days after Gordian advises the Company that Gordian has substantially completed the work that, in its determination, is necessary to enable it to render the Opinion. Additionally, pursuant to each of the Agreements, the Company has agreed to reimburse Gordian for reasonable out-of-pocket expenses and fees for counsel incurred in connection with the engagements contemplated therein in amounts not to exceed $25,000 and $35,000 under the Original Agreement and Fairness Opinion Agreement, respectively (other than pursuant to the indemnification, contribution, and reimbursement provisions of such agreements), without the prior written consent of the Company (not to be unreasonably withheld) and has agreed to indemnify Gordian and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Gordian or any of its affiliates against certain liabilities and expenses relating to or arising out of its engagement. Gordian has not previously been engaged by EQT or the Purchaser, the Agreements are the only engagements in existence between Gordian and the Company, and neither Gordian nor any of its Partners working on this

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engagement hold any securities of the Company or EQT other than as disclosed above. In its ordinary course of business, Gordian, directly or through its affiliates, has had or may have had dealings with certain other constituencies of the Company, including creditors and security holders, in matters unrelated to the Company. Gordian, directly or through its affiliates, has both past and current business relationships with various of the outside counsel representing the Company, its creditors and the Purchaser, including representing Gordian directly on prior matters that are no longer ongoing.

Documents and Analyses Considered

In connection with rendering this Opinion, Gordian has reviewed and considered such financial and other factors as it has deemed appropriate under the circumstances, including, without limitation:

(i)	The financial terms and conditions of the Transaction as presented in a draft of the Merger Agreement dated as of October 24, 2016 (the “October Draft”);

(ii)

The financial terms and conditions of a draft of the Tri-Party Agreement by and among the Company, EQT, Republic (as defined herein), and certain of their respective affiliates, dated as of October 24, 2016, including amounts payable by EQT to American Shale Development Inc. (“American Shale”), a wholly owned subsidiary of the Company, on behalf of Republic (the “Tri Party Agreement”);

(iii)	Certain internal historical financial information of the Company for recent years and interim periods;

(iv)

Certain information regarding the Company’s equity capitalization, including analysis provided by the Company with respect to the number of shares of Common Stock, options, warrants, and other equity securities currently issued and outstanding or otherwise contemplated to be redeemed in connection with the Transaction;

(v)

Certain information and documents related to the Company’s indebtedness, including its credit agreement dated as of May 21, 2014, among American Shale, certain other parties thereto, and Morgan Stanley Capital Group Inc. (“Morgan Stanley”) and the forbearance agreement dated August 17, 2016 (the “Forbearance Agreement”) among American Shale, certain other parties thereto, and Morgan Stanley, including the call option (the “Call Option”) and sale process and other requirements mandated therein;

(vi)

Certain internal financial and operating data, including projections prepared and provided to Gordian by the Company over periods of time, including those contained in a report dated September 19, 2016, and effective July 1, 2016, from Wright & Company, Inc. (the “Wright Roll Forward Report”);

(vii)

Certain information and documents related to the Company’s relationship with Republic Partners VI, LP and certain of its affiliates (collectively, “Republic”), including the Farm-Out and Area of Joint Development Agreement, Joint Operating Agreement, and certain amendments thereto, between the Company and Republic;

(viii)

Meetings with certain members of executive management to discuss, among other topics, the past and current business operations and financial condition of the Company, the business prospects, future cash flows and forecasted financial and operation condition of the Company, and the past, current and future prospects of the oil and gas exploration and production industry, including the impact of insolvency on the Company’s operations and prospects;

(ix)	Publicly available financial and market data of peer group companies involved in the oil and gas exploration and production industry;

(x)	Valuations implied by prior M&A transactions involving companies in related businesses;

(xi)	Consideration of certain economic and industry information as Gordian deemed relevant; and

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(xii)	Such other studies, analyses, inquiries, and investigations as Gordian deemed appropriate, including, without limitation, a net asset value analysis.

We have also had separate discussions with certain Board members, officers and employees of the Company and its outside counsel to discuss the foregoing, as well as certain other matters that Gordian deems relevant to its inquiry, including the impact on the financial and operating condition of the Company if the Transaction is not effected. Gordian has considered various factors in connection with rendering this Opinion, including without limitation, potential M&A and financing alternatives, and the relative merits of seeking protection under the U.S. Bankruptcy Code. During the course of our engagement, we were asked by the Board to solicit indications of interest from selected third parties regarding a potential sale or refinancing transaction with the Company, and we have considered the results of such solicitation (as well as solicitations by other investment bankers on behalf of the Company prior to our engagement) in rendering our Opinion.

Assumptions, Company Representations and Other Limitations

In our review and analysis and in arriving at this Opinion, Gordian has, with the permission of the Company:

(i)

Assumed and relied upon, without independent verification, the accuracy and completeness of all of the historical financials and other information provided to Gordian by or on behalf of the Company, and relied upon the assurances of the Company that they are unaware of any facts that would make the information provided to Gordian incomplete or misleading in any material respect;

(ii)

Assumed and relied upon, without independent verification, the accuracy and completeness of the various representations of the Company in a separately-delivered representation letter, dated the date hereof, regarding, among other things, the accuracy and completeness of information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto.

(iii)

Assumed and relied upon, without independent verification, the accuracy and completeness of all of the information obtained from public sources, data suppliers and other third parties (including the Wright Roll Forward Report);

(iv)

Assumed (A) that all estimates, evaluations, forecasts and projections furnished to Gordian, including those included in the Wright Roll Forward Report, information about prospective customers, and the most recently-provided information were prepared reasonably and in good faith and represent the best current estimates and judgments as to the data and results forecast therein based upon the best information currently available to the Company and have been reviewed by the Board with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (B) that the forecasts contained in the projections will be substantially realized in the amounts and at the times forecast;

(v)

Assumed that there has been no material change in the assets, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Gordian;

(vi)

Relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Transaction, and assumed that the summaries and descriptions of the Transaction provided to Gordian are accurate and that all procedures required by law to be taken in connection with the Transaction have been or will be duly, validly and timely taken;

(vii)	Assumed that all of the conditions required to implement the Transaction (including that there will be no Material Adverse Event prior to Closing) will be satisfied and that all elements of the

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Transactions, including the Tri-Party Agreement and exercise of the Call Option, will be consummated simultaneously and in accordance and a time reasonably consistent with the description of the terms provided to Gordian in the October Draft, without any amendments thereto or any waivers of any terms or conditions thereof;

(viii)

Assumed that neither the Company nor the Board is aware of any other potential opportunity for a merger, sale, financing, capital infusion or other transaction that could be reasonably expected to generate a superior economic result for the holders of the Common Stock and that the Company, and the Board have communicated to Gordian all third party inquiries regarding interest in pursuing a transaction with the Company since the date of Gordian’s engagement under the Original Agreement;

(ix)	Assumed that no further forbearance extensions from Morgan Stanley would be available or forthcoming following the termination of the Forbearance Agreement;

(x)	Assumed that the Company will obtain all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction without any adverse effect on the Company; and

(xi)

Assumed, without independent verification, the accuracy of the Company’s assessment regarding the current critical liquidity situation of the Company and that, absent the forbearances in the Forbearance Agreement, the Company would have been forced into an imminent liquidity crisis that may have ended in a bankruptcy filing.

Gordian has not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company (including any contingent, derivative or off-balance sheet assets and liabilities), including, without limitation, any of its intellectual property or the value of the Company’s assets in a liquidation of the Company. This Opinion is necessarily based on economic and market conditions and other circumstances, as they exist and can be evaluated by us as of the date hereof.

The Opinion

Gordian is not offering any opinion with regard to any transaction other than the Transaction, including, without limitation, any merger and acquisition alternatives, any sale of substantially all of the Company’s assets or stock, any equity or debt capital raise or other financing of the Company or any other extraordinary corporate transaction, whether now or at any other time.

This Opinion speaks only as of the date hereof, and Gordian expressly disclaims any obligation to update or revise this Opinion based upon circumstances or events occurring, or information obtained, subsequent to such date. This Opinion, in any event, is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Stock (other than Gordian, EQT, Purchaser and their respective affiliates), in connection with the Transaction, and not: (a) the fairness to any other party or any particular constituency of the Company of any of the terms of the Transaction, including to any of the officers, directors, employees or creditors of the Company, (b) any matters of procedural fairness, or (c) any matters regarding valuation, fairness or solvency other than the Opinion. We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage. Gordian is also not expressing any view or opinion with respect to legal, regulatory, accounting, tax and similar items regarding the Transaction and we understand that the Company has retained such advice regarding these items as it deemed necessary from qualified professionals.

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Gordian is not addressing the fairness of any individual term of the Transaction or of the Agreement other than the fairness, from a financial point of view, of the consideration to be received by the holders of the shares of Common Stock (other than Gordian, EQT, Purchaser and their respective affiliates) in connection with the Transaction. Gordian is not addressing the tax or legal consequences of the Transaction, including, without limitation, tax or legal consequences to the Company or any of its securities holders. Gordian is also not opining or expressing any view herein as to any terms or effects of the Transaction or any other matter, except as expressly set forth in the following paragraph.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of the Common Stock (other than Gordian, EQT, Purchaser and their respective affiliates) in connection with the Transaction, is fair, from a financial point of view, to such holders.

This Opinion is furnished solely for the use and benefit of the Board (in its capacity as such) in connection with its consideration of the Transaction, and is not to be relied upon by, or construed as a recommendation to, any other person (including, without limitation, the holders of any class of securities of the Company, or creditors or other constituencies of the Company) as to the underlying decision to enter into the Transaction. This Opinion does not address the underlying business decision of the Board to approve or effect the Transaction. This Opinion does not constitute a recommendation to any holder of the Company’s securities, including the holders of Common Stock and, with respect to the Transaction, including whether any such holder should consent to, tender into, or otherwise participate in the Transaction, and should not be relied upon by any such holder as such. Moreover, this Opinion does not constitute a recommendation to proceed with the Transaction. The issuance of this opinion was approved by an authorized internal fairness committee of Gordian Group, LLC.

This Opinion is delivered to you subject to the express terms of the Fairness Opinion Agreement, including, without limitation, the liability limitation and indemnification and contribution provisions of the Fairness Opinion Agreement with respect to our services, including the provision of this Opinion, and the restrictions in the Fairness Opinion Agreement on the use, circulation, quotation or disclosure of our advice or this Opinion.

Very truly yours,

/s/ Gordian Group, LLC
GORDIAN GROUP, LLC